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REGISTRANT'S NAME Legal & General

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JAN 22 2003
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FINANCIAL

FILE NO. 82- 3664 FISCAL YEAR 12-31-98

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OICF/BY: dlw

DATE : 1/15/03










Customers
Pensions

Value and service through the commitment of our people...

Legal & General

Annual Report & Accounts 1998

1998 another good

Table of Contents

AWARDS

Legal & General's overall performance was widely recognised. We were voted the UK's Most Admired Insurance Company in a survey of top directors and analysts (*Management Today*) and Life Insurer of the Year (*Post Magazine*). We were also awarded the Grand Prix Award for best overall use of new media and Best Online Advertising (*Revolution Magazine*). Group Chief Executive David Prosser was voted one of the UK's top five 'Most Admired Chief Executives' in a *Sunday Telegraph* survey of fund managers.


THE BRITISH INSURANCE
AWARDS

MARKET LEADING SALES GROWTH

The Group's good value strategy received another boost in 1998 with annualised sales worldwide nearing the £500 million mark. This record achievement led to increased UK market share once again.


Growth & Protection PEP

NEW PRODUCTS

Our most successful new product in 1998 was the innovative series of Growth & Protection PEPs offered in the Spring – selling £132 million. We extended our range of cash deposit products – deposits now total £942 million. A new simplified good value pension plan was introduced and sold through our telesales unit.

INTERNET DISTRIBUTION

Legal & General's Internet site (www.LandG.com) attracted nearly 200,000 visitors in 1998. InterPlan, the interactive facility for customers, was extended to cover PEPs and Unit Trusts as well as mortgages. The site was voted Best UK Insurance Site (*Porter Research*). Legal & General also won *Financial Adviser's* awards for Electronic Commerce Company of the Year and Electronic Product of the Year and *Money Marketing* Award for best use of new media.


Customers



FAST GROWING FUND MANAGEMENT

£11.3 billion of new money was invested by UK occupational pension schemes, primarily in our index tracker funds in 1998. This extraordinary total far exceeds the amount invested with any other UK fund manager in a single year. This major endorsement of our investment approach was backed by industry awards.



INVESTING I
THE FUTUR

The Grou major investme in its comput system reache milestone as the first produ moved onto a new platform. This re-engineering will make product design more flexible a make our administration more customer-friendly. Implementatic will continue throughout 1999.

year
for your company

FINANCIAL HIGHLIGHTS	**1998**	1997
	£m	£m
Operating profit from continuing operations*		
Life and pensions business – UK	**261**	231
– Overseas	**31**	26
Investment management	**32**	21
General insurance	**18**	31
Other operations and income	**27**	17
	369	326
Profit for the financial period	**407**	492
Cost of dividend	**185**	160
Shareholders' funds – achieved profits basis	**4,465**	4,101

* Modified statutory solvency basis.

DIVIDEND PER SHARE
(Pence)


12
9
6
3
94
95
96
97
98

EARNINGS PER SHARE*
Operating Profit After Tax (Pence)


20
16
12
8
4
94
95
96
97
98

WORLDWIDE FUNDS UNDER MANAGEMENT (£bn)


80
60
40
20
94
95
96
97
98

Good returns for shareholders



1998 WAS ANOTHER YEAR OF SUCCESS FOR THE GROUP. THROUGH MEETING OUR CUSTOMERS' NEEDS, WE HAVE DELIVERED A STRONG BUSINESS PERFORMANCE AND GOOD RETURNS FOR SHAREHOLDERS.

The fundamental strength of our business provided a new record operating profit from continuing operations of £369 million. This was a rise of 13.2% over the previous year.

DELIVERING SHAREHOLDER VALUE

The Board declared a final dividend of 9.92p. This brought the full year dividend to 14.48p, an increase of 14.0% over 1997. This progressive dividend policy is supported by our strong operational capabilities and the cash flow from the UK long term fund. In addition, the Board is proposing that each ordinary share of 10p is subdivided into four new ordinary shares of 2.5p nominal, to promote greater liquidity in the Group's shares.

As a result of the Group's clear strategy and strong performance, the share price increased by 47% in the year to 31 December 1998. The total return to shareholders over the past four years has been 428% – the second best in the FTSE 100.

A FOCUSED STRATEGY

We have continued to focus on our operating strengths, which have produced one of the best growth records in the industry. Your company is recognised for giving good value and high quality service to customers and this has given good returns to shareholders. The strength of the Legal & General brand is continuing to grow as more agents and customers recognise the tangible benefits of our strategy.

"OUR OPERATING STRENGTHS HAVE PRODUCED ONE OF THE BEST GROWTH RECORDS IN THE INDUSTRY."

To ensure the efficient use of our capital, the Group successfully repurchased the majority of our outstanding Euroconvertible bonds at the beginning of 1998, which avoided the issue of 25 million ordinary shares. The decision was taken to divest our Australian business during the year. It was clear that the Group would have needed to commit considerable additional financial resources in order to achieve appropriate scale in a market which was subject to rapid consolidation. A sale to Colonial Ltd took place on 1 July 1998, with total proceeds of £358 million.

INDUSTRY ISSUES

The Group has completed Phase 1 of the Pensions Review in accordance with the programme agreed with our regulators. In doing so, we are fulfilling the Board's commitment that no Legal & General customer will suffer financial loss arising from mis-selling by any of our representatives. Phase 2 of the review is now underway and will be completed in accordance with the guidance given by the Financial Services Authority.

DIVIDEND UP 14% TO:	SHARE PRICE GROWTH IN 1998:	GROUP OPERATING PROFIT UP 13% TO:
14.48p	47%	£369m

Looking further forward, the Group welcomes the Government's determination to promote wider financial provision in the community. As a major PEP provider, Legal & General expects to have similar success in the ISA market with CAT (charges, access & terms) marked products. As well as playing a constructive part in discussions on the future of pensioning, the Group has positioned itself to meet the Government's value for money requirements. Legal & General believes that low cost and transparent products, sold in a well regulated market, give customers confidence. This expands demand and provides new opportunities.

SUPPORTING THE WIDER COMMUNITY

The Group has always believed it has a responsibility to the wider community and tries to be a good neighbour in the different locations in which we operate. Our corporate responsibility programme and our considerate environmental practice recognise this and bring benefits to the Group and our staff.

"LOW COST AND TRANSPARENT PRODUCTS, SOLD IN A WELL-REGULATED MARKET, GIVE CUSTOMERS CONFIDENCE."

THE BOARD

We are fortunate to have a Board of great experience from a wide range of backgrounds. There are five executive directors, eight non-executive directors and myself on your Board. During the year, Elizabeth Wall joined the Board as a non-executive director. She is the Group Director of Legal and Regulatory Affairs at Cable & Wireless Plc. Lord Burns, formerly Economic Adviser and Permanent Secretary to the Treasury, joined the Board as a non-executive director on 7 January 1999.

Rob Margetts, a director since 1996, was elected as Vice Chairman of the Board in May 1998. He is the senior independent director and chairman of the Audit Committee.

COMMITMENT OF OUR PEOPLE

During the year the company benefited from an outstanding effort from our staff in the UK and overseas. On behalf of the Board, I should like to give our thanks to them for their strong contribution and commitment which helped us to achieve so much in 1998. During the year the Board met at our office in Kingswood and in our new Cardiff offices. These visits gave us a deeper insight into the activities and needs of our people.

THE CHALLENGE AHEAD

In a period of industry consolidation, your company has achieved strong and sustained organic growth. By developing this approach, we shall add further value for our customers, business partners, staff and shareholders and for the communities in which we work.

Christopher Harding

Sir Christopher Harding
Chairman

Your Board of Directors


1


2


3


4


5


6


7









11



12



13

1. SIR CHRISTOPHER HARDING
Chairman. Aged 59. Appointed as a non-executive director in 1993 and Chairman in 1994. Chairman of United Utilities plc, Newarthill Plc and the Prince's Youth Business Trust. He is a Director of General Electric Company plc. Chairman of the Remuneration Committee.

2. DAVID PROSSER
Group Chief Executive. Aged 54. Joined Legal & General in 1988 as Group Director (Investments). Appointed Group Chief Executive with effect from 11 September 1991. Previously, he had held positions at British Coal where he was Chief Executive of CIN – the pensions investment management company, Sun Alliance – the insurance company, and Hoare Govett – the stockbroker. He is a Fellow of the Institute of Actuaries and holds a degree from the University College of Wales, Aberystwyth. Appointed as a director in 1988.

3. ANTHONY HOBSON
Group Director (Finance). Aged 51. Appointed to the Group Board in 1987. Previously Finance Director: Europe, Middle East, Africa with Sperry Corporation. Qualified as a Chartered Accountant with Arthur Andersen & Co. and holds degrees from the Universities of Virginia (MBA) and Liverpool. He has been a non-executive director of Thames Water Plc since 1994.

4. DAVID ROUGH
Group Director (Investments). Aged 47. Joined Legal & General in 1989 from Royal Insurance where he was Investment Manager Royal Life. Appointed to the Group Board in 1991 as Group Director (Investments), he is a director of Mithras Investment Trust Plc, Group Trust plc and Legal & General Recovery Investment Trust Plc; and a non-executive director of BBA plc. He is a Fellow of the Chartered Insurance Institute and holds a degree from the University of East Anglia. Appointed as a director in 1991.

5. ROBIN PHIPPS
Group Director (Sales & Marketing). Aged 48. Joined Legal & General in 1982 from Segas and was appointed IT Director in 1985. He became Managing Director Life & Pensions Sales & Marketing in June 1994 and was appointed Group Director (Sales & Marketing) on 1 January 1996, the date on which he joined the Board.

6. ANDREW PALMER
Group Director (Services). Aged 45. Joined Legal & General in 1988 from Commercial Union. He became Managing Director Life & Pensions Services in June 1994 and was appointed Group Director (Services) on 1 January 1996, the date on which he joined the Board. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

7. ROB MARGETTS CBE
Aged 52. Vice Chairman and Chairman of Audit Committee and senior independent director. Director and Vice Chairman of Imperial Chemical Industries Plc. He is a director of English China Clays Plc, a member of the Council of Science and Technology, and Governor of the Imperial College of Science, Technology and Medicine. Appointed in 1996.

8. HONOR CHAPMAN CBE
Aged 56. Partner of Jones Lang Wootton, Chartered Surveyors. She is also a Crown Estate Commissioner and a Board Member of London First Centre. Appointed in 1993.

9. CHARLES BOWEN
Aged 57. A former Chief Executive of Booker Plc, he was an executive director in charge of the Canadian businesses of Hillsdown Holdings Plc, prior to which he held senior positions in General Foods Corporation. Appointed in 1996.

10. BARRIE MORGANS
Aged 57. Chairman of Azlan Group Plc. He was Chairman and Chief Executive of IBM UK Holdings Limited until 1997. Chairman of Plasmon Plc. A non-executive director of Psion Plc. Appointed in 1997. A member of the Audit Committee.

11. ELIZABETH WALL
Aged 51. The Group Director of Legal and Regulatory Affairs at Cable & Wireless Plc. A graduate of Victoria University of Manchester, she is a solicitor (England and Wales), attorney (California) and a Governor of The Royal College of Law. Appointed in 1998.

12. BERNARD ASHER
Aged 62. Chairman of Lonrho (Africa) plc and formerly Executive Director of HSBC Holdings and Chairman of HSBC Investment Bank Plc. Vice Chairman of the Court of Governors of London School of Economics and Political Science. Appointed in 1998.

13. ALAN WHEATLEY
Aged 60. Chairman of Foreign & Colonial Special Utilities Investment Trust Plc. Deputy Chairman of Ashtead Group Plc. Other directorships include N.M. Rothschild & Sons Ltd. and Babcock International Group Plc. He is also a Trustee of the Victoria & Albert Museum. Appointed in 1993. A member of the Audit Committee.

COMPANY SECRETARY
David Binding

ADVISERS

Auditors
PricewaterhouseCoopers

Investment Bankers
J. Henry Schroder & Co Ltd
J. P. Morgan

Corporate Brokers
Dresdner Kleinwort Benson
Warburg Dillon Read

Consulting Actuaries
Tillinghast-Towers Perrin

Solicitors
Slaughter & May

Public Relations
Citigate Dewe Rogerson

Business success provides great opportunities



BY OFFERING GOOD VALUE PRODUCTS AND HIGH QUALITY SERVICE, WE ARE CONTINUING TO MEET THE NEEDS OF OUR CUSTOMERS AND TO GROW OUR MARKET SHARE.

A YEAR OF ACHIEVEMENT

Your company had another good year in 1998 as customers and their advisers gave our brand values a clear vote of confidence.

UK individual new business increased by almost a third, with demand from customers through our telemarketing operation more than doubling. Our investment management business attracted £11.3 billion in new investment mandates from pension fund trustees.

In the UK, our strategy of providing competitively priced products through multi-channel distribution continues to be the right approach in today's market for savings and protection products. Since the strategy was introduced in 1995, UK individual new business has increased by nearly 150%. Over the same four years funds under management have increased by over 140% to £83 billion.

Our overseas businesses continued to make progress in their various markets. Legal & General America was particularly successful as its focus on life protection and the broker distribution channel created profitable growth.

"CUSTOMERS AND THEIR ADVISERS GAVE OUR BRAND VALUES A CLEAR VOTE OF CONFIDENCE."

BUILDING ON OUR SUCCESS

Our personal banking operation moved forward with the expansion of its range of new deposit products offering attractive savings rates. The banking products attracted over 32,000 more customers during the year.

Our presence in the housing-related market continues to be strong, with Flexible Reserve Mortgage and our general insurance products

INDIVIDUAL UK SALES (EPI) UP 32%:

£369m

NEW UK INVESTMENT BUSINESS UP 87%:

£11.3bn

WORLDWIDE SALES (EPI) UP 21%:

£494m

allowing us to offer a wide range of good value packages. By providing consistently good service and consistently competitive products to our customers, we expect to provide for many more of their financial needs. We are constantly improving and developing our products. During the year we introduced the Growth & Protection PEP, introduced a mortgage payment insurance product and enhanced a number of other protection and savings products.

TECHNOLOGY TO SUPPORT SERVICE

In 1998, our service teams dealt with record flows of new business. At the same time, we have continued to commit significant resources to rebuilding our core computer systems, so that we can deal with even greater volumes of business even more efficiently. Development work will peak in 1999 and the new systems will begin to come on stream later this year. The enthusiasm and energy of our staff has ensured that we have not only met the requirement to build new systems, but also continued to handle the increased new business levels well. We were pleased to receive a number of awards over the year.

"THE SUCCESS OF OUR BUSINESS DEPENDS UPON THE CORE SKILLS OF LEGAL & GENERAL PEOPLE."

By re-engineering processes and relocating some business functions to lower cost operating areas such as Cardiff and Birmingham, we shall be able to continue to improve the products which we offer. The rate of expansion in Cardiff means that Legal & General will soon be one of the city's largest private employers.

Our ability to move forward on so many fronts stems from strategic decisions which we implemented in 1995. We anticipated the increase in competition and that consumers would insist on better value products. Much has been achieved but there is still much to do.

WORKING IN PARTNERSHIP

The success of our business depends upon the core skills of Legal & General people and upon an effective partnership between staff and managers. We have a formal Partnership Agreement with our recognised staff union, MSF. We have recently focused on ensuring that employees have the skills they need to develop their careers and to manage change.

The approach we have developed with MSF is helping us to avoid the employer/union misunderstandings and ambiguities of the past. Legal & General has a co-operative culture in which people work together to solve problems. We now share information on the direction of the organisation and its decision making process.

It is a measure of the success of this approach that we have met so many operational challenges in 1998 and face 1999 and beyond with confidence.

BANK DEPOSITS UP 357% TO:	WORLDWIDE FUNDS UNDER MANAGEMENT UP 34% TO:	SINGLE PAYMENT PEP AND UNIT TRUST SALES UP 31% TO:
£942m	£83bn	£755m

PENSIONS REVIEW ON SCHEDULE

We continue to make good progress with the PIA pensions review. By 31 December 1998 we had examined and, where appropriate, made offers for 99.8% of the PIA target cases for Phase 1. Of these cases, 98.5% were classified as acceptances. We have commenced work on Phase 2, but it is not possible to report the number of requests for review at this stage.



EXECUTIVE DIRECTORS

Pictured left to right: Andrew Palmer, David Rough, David Prosser, Anthony Hobson and Robin Phipps.

The estimated cost of the compensation for both phases has been fully provided as at 31 December 1998. The cost is borne by the working capital provided by shareholders over many years and retained in the with-profits part of the UK long term fund.

We have also reserved for possible calls on annuity and other guarantees, all of which are a natural part of our business.

A STRATEGY FOR CHANGE

The industry and its markets continue to evolve very rapidly as consumer preference and need for private financial provision grows – in part through Government initiatives. Legal & General has positioned itself to serve this growing market. Our strategy of providing innovative, good value products, relevant for customers' needs is gaining even greater support.

Our brand values of consistent quality at a competitive price will build customer loyalty and secure additional product sales. We have the capability to be a major player in the new ISA and Stakeholder Pension markets, in which we shall concentrate on simplicity and good value.

THE FOUNDATIONS FOR SUCCESS

In this Annual Report we describe many of the building blocks Legal & General is putting in place to expand the business even further. We operate in a complex and competitive market and not all our competitors will

WHAT WE DELIVER

Our people are consistently delivering good value products, a choice of how customers buy and high quality service. This creates customer satisfaction. By being our customers' preferred choice for financial services, we are building a profitable business and making a responsible contribution to the wider community.

be able to move into the new world fast enough. We believe that the industry will continue to consolidate.

Success will depend upon meeting customer needs through flexible computer systems. These will provide a base upon which innovative products can be delivered at low cost and new distribution developed.

At Legal & General, we are confident that we can continue to produce internally generated growth, meeting the expectations of customers and shareholders alike. A growth business which is based on satisfying customer needs provides a firm foundation for creating shareholder value.


A CHOICE OF HOW TO BUY
GOOD VALUE PRODUCTS
SHAREHOLDER VALUE
QUALITY SERVICE
CUSTOMER SATISFACTION

On other pages in the Report we show details of our involvement in community activities. A healthy, profitable company should support activities in the wider community which relate to its business. At Legal & General, we encourage our staff at the different locations to be good neighbours. We all live in the community we have helped to create. We should do everything possible to create a community in which people want to live.

David Prosser
Group Chief Executive

Delivering Good Value Products...

LEGAL & GENERAL IS RESPONDING TO OUR CUSTOMERS' NEEDS BY PROVIDING AN EVER-WIDENING RANGE OF GOOD VALUE AND INNOVATIVE FINANCIAL PRODUCTS AND SERVICES.



John Heap, Financial Consultant with Graham Williams, L&G Customer.

PICK OF THE PEPS

More customers took advantage of the excellent value Legal & General PEPs and Unit Trusts. In 1998, we were the third largest retailer of these products. Count St. Quentin bought his first Legal & General PEP in 1995 and since then has added another four to his savings portfolio.

Legal & General's expanding range of single payment index tracking PEPs helped increase sales to £755 million.



Count St. Quentin, PEP customer.


Cornhill
Exeter Provincial
Preferred
Guardian Aegis
Legal and General
Lifetime Essentials Plus
Norwich Union
£33.85
£36.70
£129.78
£55.80
£93.79
£38.17
£108.75

Recognised for our strong performance.

GREAT VALUE PACKAGE

Legal & General has almost 1,000 qualified financial consultants who sell our products exclusively. John Heap, Financial Consultant, was confident that he was recommending products to his clients which were amongst the best value offerings on the market. His client Graham Williams not only took out Legal & General pensions but also endowment lifecover and inheritance tax planning products.

Good value throughout our product range is key to our success.

STRONG PERFORMANCE

Legal & General made frequent appearances in "Best Buy" tables. Our performance was also recognised by several awards:

1998 – Specialist Unit Trust Company (What Investment)

1998 – Pooled Fund Manager of the Year (Professional Pensions)

1998 – Electronic Product of the Year (Financial Adviser)

Delivering a Choice of How to Buy...

LEGAL & GENERAL OFFERS ONE OF THE WIDEST RANGE OF DISTRIBUTION CHANNELS SO OUR CUSTOMERS ARE ABLE TO ACCESS AND PURCHASE OUR PRODUCTS IN THE WAY WHICH SUITS THEM BEST.

RIGHT TIME, RIGHT PLACE

When Sandra Heslop bought her dream home through Newman Estate Agents, she was advised on the financial aspects of her purchase by Nick Murray, a Legal & General appointed representative at Newman Financial Services. He was also able to offer her a whole range of Legal & General products. From an endowment policy, critical illness cover and pension, to building and contents insurance, Legal & General offers good value policies.

Legal & General is involved in one in every eleven mortgage transactions in the UK.



Tony Filbin, L&G, and Barry Dixon, GPMU.


NEWMAN
ESTATE AGENTS
ANOTHER ONE
SOLD
SUBJECT TO CONTRACT

Sandra Heslop, mortgage and insurance product customer, with Nick Murray, Newman Financial Services.

BUSINESS PARTNERS

Developing partnerships with a wide range of businesses has been a significant area of growth in 1998. Legal & General worked with the British Printing Industry Federation and The Graphical, Paper and Media Union (GPMU). Together with their advisers Robson Rhodes and the Meridan Group we devised a scheme which offers excellent value for money. Legal & General Pensions Development Director, Tony Filbin, worked with Barry Dixon from the union to complete the arrangements, which reflects the Government's concept of Stakeholder Pensions.

Recommendations from IFAs account for over 50% of Legal & General business.



Paul Maffei, Flexible Reserve mortgage customer.

THE POWER OF THE INTERNET

In 1998 we extended our interactive service, InterPlan, to a range of products. They allow customers direct access to their mortgages and to review the value of their unit trusts and PEPs. In common with thousands of customers, Paul Maffei has discovered how easy and convenient it is to manage his Flexible Reserve mortgage via the Internet.

Every day over 500 people visit the Legal & General internet site (www.LandG.com).



"LEGAL & GENERAL HAVE CONTINUED TO BROADEN THEIR RANGE OF EXCELLENT VALUE-FOR-MONEY PRODUCTS."

John Heap, Financial Consultant


Customers
to deliver
Legal & General
Meeting your financial needs every day of your life
Protection Plans
Exclusive Customer
Life Assurance & Protection Plans
Healthcare
Jargon Buster
Feedback
Site Index
Search
Pensions

"BY TAPPING INTO THE POWER OF THE INTERNET, WE ARE MEETING THE NEEDS OF MORE AND MORE CUSTOMERS."

James Stewart, E-Commerce Marketing Manager

Delivering a Quality Service...

WE ARE A CUSTOMER-FOCUSED ORGANISATION INVESTING IN WELL-TRAINED STAFF AND SUPERIOR TECHNOLOGY TO ENSURE THAT WE ARE THE CUSTOMERS' PREFERRED CHOICE FOR FINANCIAL SERVICES.

DEDICATED IFA SUPPORT DESKS

Our dedicated IFA support desks have proved a great success, enabling us to improve our service and increase sales. Stan Read, of UK Independent, found that by using the Legal & General service team dedicated to the network of which he is a member, he always spoke to someone who understood his business and could provide him with an excellent service.

IFA sales for Legal & General generated £15 million new business (EPI) a month during 1998.



Stan Read, IFA.

AWARD WINNING CUSTOMER SERVICE DESK

Customers who call our switchboard based in Kingswood can be sure that they will receive the very best help and advice. The service desk team has received the Telecommunication Human Resources Association Silver Award. There are 50 other major companies involved in the scheme and Legal & General is the first to achieve this award for its outstanding service.

In 1998 our customer call centres answered over 70,000 calls... per week!



Lynne Payne, customer service desk.



John O'Donovan, Maths teacher at William Bradford Community College, giving a slide show to his students.

NEW GI CLAIMS PROCESS

When Mr O'Donovan's camera lens was damaged just before he was due to leave for a photographic holiday, he immediately called Legal & General's home contents insurance line. The claim was quickly evaluated and a local camera store contacted by Legal & General to arrange a replacement. Mr O'Donovan, a schoolteacher, was delighted to receive his new camera lens, delivered to his door, just five hours after making his initial call.

Legal & General processed almost 150,000 claims from general insurance policyholders in 1998.



"OUR NEW GI CLAIMS SERVICE HAS REVOLUTIONISED THE WAY WE [illegible] TO OUR CUSTOMERS' [illegible]"

Christina Lawda, GI Claims Operations

Delivering
Customer Satisfaction...

SATISFYING THE NEEDS AND ASPIRATIONS OF OUR CUSTOMERS IS KEY TO THE FUTURE SUCCESS OF LEGAL & GENERAL AND WE WILL CONTINUE TO DEVELOP PRODUCTS AND SERVICES WHICH MEET OUR CUSTOMERS' EVER CHANGING LIFESTYLES AND CIRCUMSTANCES.



Leszek Bober, endowment policy customer, relaxing at home with his wife.

FINANCIAL SECURITY

Recognised for our financial strength, millions of people entrust Legal & General to take care of their money and to maximise growth potential. When Mr Bober's endowment policy matured the return was so good that he was able to use the additional money to help fund his sons through university.

All low-cost endowment mortgage customers whose policies mature in 1999, will receive payouts which exceed the amount the policy was originally designed to achieve.



Angela and Gregory Miller, combined insurance package customers.

NEW SYSTEMS FOR A NEW MILLENNIUM

We are investing millions of pounds to upgrade our computer and communications systems. We will be able to deliver new products faster, enabling us to anticipate and respond to customers' needs

By investing in new technology, Legal & General will meet the changing needs of customers.

ONE STOP SHOP

Legal & General has gone one step further to take the worry out of purchasing a new home. When Gregory and Angela Miller bought a new property, they required additional cover. So, they purchased a combined insurance package, including an endowment policy, critical illness cover and accident, sickness and unemployment insurance.

Legal & General knows customers want ease of purchase.



From left to right – Bob Bridges of L&G, Ray Martin of Zeneca, and Neil Higgins, of L&G.

INVESTING WITH CONFIDENCE

Legal & General Investment Management is the leading provider of pooled index funds to UK pension schemes. Its long-established track record, the scale of its funds under management, and its ability to keep client costs down have been key factors in its success in attracting significant new corporate pensions business in recent years. Zeneca Pension Fund Trustees appointed Legal & General Investment Management to manage a large part of its total fund on an indexed basis, so meeting the scheme's strategy of reducing investment risk and costs.

In 1998, almost 300 more corporate pension schemes chose Legal & General to manage their funds.



"OUR NEW COMPUTER SYSTEM WILL ENABLE US TO DESIGN PRODUCTS TAILORED TO OUR CUSTOMERS."

Paul Hammond, IT Project Manager

Delivering Shareholder Value...

SHAREHOLDERS HAVE BENEFITED FROM THE SUCCESS OF THE GROUP'S FOCUSED STRATEGY. OVER THE LAST FOUR YEARS LEGAL & GENERAL'S SHARE PRICE HAS OUTPERFORMED THE MARKET AND THE INSURANCE SECTOR.

L&G SHARE PRICE % v FT LIFE INDEX


FTSE
FT LIFE
L&G
% Change
0
10
20
30
40
50
95
96
97
98

L&G DIVIDEND – PENCE


0
2
4
6
8
10
12
14
95
96
97
98



Michelle Gainey and her daughter Alison.

SHARE SAVE SUCCESS

The youngest member of the staff Save-As-You-Earn Share Option Scheme is 20 year old Michelle Gainey, who feels that the Scheme is an excellent way of putting money aside for her daughter's future.

Over 50% of Legal & General employees hold options under the SAYE scheme.


RTK
LADB
LAND
LGEN
LLOY
SBRY
SCR

David Clarke, actuary, L&G.

FOCUS ON SHAREHOLDER VALUE

SALE OF LEGAL & GENERAL AUSTRALIA

In a consolidating market, we concluded that shareholders were best served by the Group exiting the Australian market, rather than committing the capital required to achieve appropriate scale. Legal & General Australia was sold to Colonial Limited on 1 July 1998. After transaction costs the proceeds of the sale were £358 million.

REPURCHASE OF EUROCONVERTIBLE BONDS

In January 1998, the Group made a successful tender for the £88 million of unconverted bonds. The repurchase demonstrated our commitment to the efficient use of capital and avoided the issue of 25 million new ordinary shares.

GROWING THE BUSINESS

Since the introduction of our value-for-money strategy, new equivalent premium income in the UK has increased from £213.5 million in 1995 to £436.1 million.

BUILDING A STRONG INVESTMENT BUSINESS AND REPUTATION

Over the last five years, funds under management in the UK have increased by £48 billion. Over the same period profits from the management of external funds have grown from £9 million to £32 million.

We achieved good operating and financial results in 1998

1998 HAS BEEN A GOOD YEAR FOR LEGAL & GENERAL WITH WORLDWIDE OPERATING PROFIT BEFORE TAX RISING BY 13.2% TO £369 MILLION.

UK OPERATIONS

In 1998, the UK life and pensions business generated a profit of £261 million, up 13.0% on the 1997 level of £231 million. The operating profit from the UK general insurance business fell from £27 million in 1997 to £18 million, reflecting increased weather-related claims. The contribution from external investment management business rose sharply, on the back of strong new business, to £32 million – a 52% increase on 1997.

FIG 1. WORLDWIDE OPERATING PROFIT 1998: £369 MILLION



- £292m Life & Pensions
- £32m Investment Management
- £18m General Insurance
- £27m Other Operations & Income

LIFE AND PENSIONS SALES

Individual Business – The strong growth in new UK individual business in 1997 was maintained in 1998. New equivalent premium income (EPI) – including PEPs and unit trusts – rose 32% to £369 million (1997: £279 million).

New individual life sales advanced by 24.4% to £137 million (1997: £110 million) despite highly competitive market conditions. Single premium sales rose 50% to £446 million (1997: £297 million), reflecting the continuing success of our With-Profits and Growth and Income Bonds.

New individual pensions business grew to £137 million EPI, up 29.3% from £106 million in 1997, as a result of continued market demand and new product terms introduced at the beginning of 1998. Annual premium sales grew 13.8% to £77 million (1997: £67 million). Single premium sales showed marked growth, up 56% to £607 million (1997: £389 million), benefiting from compulsory purchase annuity sales of £224 million (1997: £95 million).

Single payment PEP and unit trust sales of £755 million grew 32% (1997: £574 million). New regular payment PEP and unit trust sales increased to £19 million (1997: £5 million). In the first half, there were strong sales of index tracking PEPs and of our Growth & Protection PEPs. Corporate bond and index tracking products dominated sales in the second half.

FIG 2. UK INDIVIDUAL NEW BUSINESS BY DISTRIBUTION CHANNEL



- 52% IFAs
- 15% Financial Consultants
- 15% Business Partnerships
- 18% Direct/Others

Distribution Network – One of Legal & General's strengths is its broad spread of distribution channels. Sales through independent financial advisers grew particularly rapidly, benefiting from product and service initiatives. New business from this channel increased by 31% to £191 million EPI (1997: £146 million).

Sales through the direct telesales channel more than doubled to £66 million EPI (1997: £29 million), building on earlier success, particularly with investment products. The financial consultancy and business partnerships channels increased sales to £111 million EPI (1997: £104 million). The business partnership channel signed agreements with the UK's largest IT staff agency, Spring Plc, Yorkshire Building Society and Lambeth Building Society.

Group Business – New group pensions, group life and permanent health insurance business in 1998 amounted to £68 million EPI (1997: £78 million). Group pensions new annual premiums were down 21.6% from £17 million in 1997 to £13 million. This reflects the exceptional 1997 result, which arose from the scheme alterations necessary to comply with the Pensions Act. In the single premium group annuity market, available business did not approach 1997 levels.

FIG 3. UK LIFE AND PENSIONS PROFIT BEFORE TAX

	1998 £m	1997 £m
With-profits		
– life	**89**	75
– individual pensions	**32**	28
– group pensions	**5**	6
	126	109
Non-profit	**135**	122
Total	**261**	231

Group risk annual premiums rose by 26% to £19 million (1997: £15 million), resulting from improved terms and strengthening of the specialist sales team.

UK PROFITS

LIFE AND PENSIONS

The UK life and pensions operating profit before tax rose by 13.0% to £261 million (1997: £231 million). There was a 15.6% increase in the contribution from with-profits business, arising from a higher level of life maturities and the substantial amounts of business written in recent years. The increased contribution from non-profit business reflects the restructuring of the UK long term fund in 1996. In total, the net transfer from the fund increased by 14%.

INVESTMENT MANAGEMENT

Group assets worldwide totalled £83 billion compared with £62 billion at the end of 1997, a growth of 34% despite the sale of Legal & General Australia. Of the total, £79 billion is managed by Legal & General Investment Management in the UK, of which external client funds are £44 billion.

The profits from the management of external client funds increased 52% to £32 million (1997: £21 million). This increase was achieved after the cost of the rapid growth in PEP and unit trust sales.

In an exceptional year, new pension fund management business reached £11.3 billion (1997: £6.1 billion) – an increase of 87%. Mandates exceeding £250 million accounted for 33% of the total. Pension fund assets now exceed £41 billion, of which index funds represent £38 billion, reinforcing the company's market leading position in the UK as a provider of pooled index funds.

Our venture capital team now manages external client funds of £332 million. In conjunction with the UK long term fund, the team has made new investments of £213 million over the year and has achieved realisations of £169 million. The 1998 annual partnership funds closed the year with commitments of £90 million from external parties.

FIG 4. GROWTH IN WORLDWIDE FUNDS UNDER MANAGEMENT (£bn)


100
80
60
40
20
94
95
96
97
98

At the end of 1998, UK long term fund assets totalled £33.5 billion of which £28.8 billion related to non-linked business. The asset mix for non-linked business (see figure 6) changed little over the year, being closely related to the nature of the liabilities.

GENERAL INSURANCE

The UK general insurance operating profit fell from £27 million in 1997 to £18 million, after a transfer of £5 million to equalisation provision (1997: £6 million). The household account remains the major component of our general insurance business and includes the joint venture with Woolwich plc. In a competitive market, increased claims reflecting the January and December storms and April and October floods contributed to a reduced operating profit of £4 million (1997: £17 million).

Domestic mortgage indemnity business produced a higher operating profit of £18 million (1997: £13 million). This comprises £14 million profit from post-1992 business, and a

£4 million profit from pre-1993 business (1997: £10 million profit and £3 million profit respectively).

OTHER OPERATIONS/SHAREHOLDERS' OTHER INCOME

Healthcare – The healthcare business, set up in 1996, complements our range of products and, in its development stage, reported an unchanged loss of £4 million.

Banking and mortgage lending – Legal & General Bank extended its range of deposit accounts in 1998. Competitive rates maintained the growth in deposits which reached £942 million in 46,000 accounts by the year end. Mortgage lending now totals £727 million. Our mortgage lending and deposit taking business showed continuing growth and produced a reduced loss of £2 million (1997: £3 million loss).

FIG 5. GENERAL INSURANCE OPERATING PROFIT

	1998 Net premiums written £m	1998 Operating† profit (loss) £m	1997 Net premiums written £m	1997 Operating† profit (loss) £m
Household	**163**	**4**	164	17
Motor and other	**33**	**(4)**	31	(3)
Mortgage indemnity	**4**	**18**	9	13
UK continuing operations	**200**	**18***	204	27*
Overseas	**0**	**0**	0	4
Total	**200**	**18**	204	31

* Net of an equalisation provision of £5 million (1997: £6 million)

† Operating profit includes a smoothed investment return (see page 29)

Estate agency – Estate agency reported an increased loss of £8 million (1997: £1 million loss). Of this, £2 million is due to the underlying trading performance reflecting the slowdown in the housing market; £2 million relates to restructuring costs, and £4 million to the impact of FRS12, which requires full provision for the costs of all surplus branches. The estate agency result excludes the value of products which we sell through this channel.

Shareholders' Other Income – The contribution grew from £23 million to £39 million, reflecting the increase in the size of the investment portfolio following the receipt of the proceeds of the sale of Legal & General Australia in July 1998.

OVERSEAS OPERATIONS

All three overseas businesses produced increased profits and the total grew by 19.2% to £31 million (1997: £26 million).

USA

Excellent growth is being achieved from national broker distribution and product initiatives, which focus the business on protection, rather than asset accumulation. This has produced a 22.5% increase in new business from $46 million to $57 million EPI. Profit before tax grew 14.3% to $40 million (1997: $35 million) despite the financing costs arising from the rapid growth in new business.

France

New business volumes (including unit trusts) fell from Ffr161 million in 1997 to Ffr144 million EPI. The 10.9% decline is expected to be less than the fall in the total market. 1997 results had been boosted by the Government's announcement that life assurance tax relief would be reduced from 1 January 1998. Operating profit grew 47% to Ffr25 million (1997: Ffr17 million), reflecting the growth in funds under management.

Netherlands

A continuing strong performance saw sales increase by 17.1% to Dfl25 million EPI (1997: Dfl22 million) in line with growth in the total market. Growth was similar in each of the distribution channels – bank relationships generated about 16% of the total. Operating profit before tax grew by 20.0% to Dfl12 million (1997: Dfl10 million).

FIG 6. ASSET ALLOCATION OF UK LIFE FUND (excluding unit linked funds)



- 37% Bonds
- 6% Index linked funds
- 46% Equities
- 10% Property
- 1% Venture Capital

Sale of Legal & General Australia

In the light of consolidation in the Australian financial services industry, the Group concluded that shareholders were best served by exiting the market, rather than committing further capital to achieve the appropriate scale.

As previously announced, Legal & General Australia was sold to Colonial Limited on 1 July 1998, with total proceeds after transaction costs amounting to £358 million. This resulted in an exceptional profit of £308 million (£293 million after tax). Legal & General Australia's joint venture in Indonesia was terminated at this time.

REPURCHASE OF EUROCONVERTIBLE BONDS

In January 1998, the Group made a successful tender for the £88 million of unconverted bonds. As a result of the offer and market purchases, £55 million of these bonds were cancelled at a total cash cost of £147 million. The premium paid and related expenses totalled £92 million (£64 million after tax). Bonds of £4 million nominal were outstanding at December 1998. The repurchase showed our commitment to the efficient use of capital and avoided the issue of 25 million new shares.

CHANGE IN SHAREHOLDERS' RETAINED CAPITAL (SRC)

The value of the SRC is but one component of the embedded value of the UK long term fund, which grew to £3.24 billion net of tax (1997: £3.19 billion) after the distribution to shareholders. Accounting standards require that the change in the amount of the SRC is included in the profit and loss account.

For 1998, the change, grossed up to a pre-tax amount, was a decrease of £195 million (1997: £260 million increase) and comprised:

- the investment return on the SRC, which amounted to £224 million (1997: £295 million)
- less the investment of the SRC in the funding of new business not written in the with-profits fund and in new strategic systems; allowances for trends in annuitant mortality; and an increase in actuarial provisions, following the rapid fall in interest rates, which was greater than the capital appreciation of the associated assets. These have been offset by the release of capital from business written in previous years. In total, these amounted to a reduction of £284 million (1997: an increase of £87 million).
- less the accrued transfer from the SRC of £135 million (1997: £122 million), already included in the life and pensions operating profit.

TAX

In 1998, no reported tax arose on the pre-tax profits of £407 million (1997: £118 million tax charge on £610 million). The rate of tax on the operating profit was 28% (1997: 29.5%) but there was a low tax charge on the profit on the sale of the Australian business and no tax provision was required in respect of the unrealised investment appreciation attributed to the SRC.

FIG 7. OVERSEAS NEW BUSINESS AND PROFIT BEFORE TAX

	New annual premiums £m	New single premiums £m	1998 Pre-tax profit £m	New annual premiums £m	New single premiums £m	1997 Pre-tax profit £m
USA	**34**	**5**	**24**	26	23	21
France	**5**	**66**	**3**	6	77	2
Netherlands	**4**	**38**	**4**	4	26	3
Total	**43**	**109**	**31**	36	126	26

THE MANAGEMENT OF YEAR 2000

Legal & General recognises the far reaching implications of the Year 2000 date change and is working to ensure that the impact on its business operations is minimised. Our objective is to ensure that all our business operations are as prepared as they reasonably can be.

A programme team was set up in 1996 to evaluate the problem and develop a management process to address it. Each business is fully accountable for its own Year 2000 plans, with progress monitored centrally and reported to the Group Chief Executive monthly and to the Audit Committee and Group Board regularly. For our insurance and other regulated businesses, we have had to report to the relevant regulators on the adequacy of the control process for Year 2000 to demonstrate sound and prudent management. The quality and progress of the programme is checked regularly by our internal audit department as part of its normal audit process and external consultants conduct periodic reviews.

An inventory of all Legal & General's computer systems hardware and software has been created. This was used to assess the potential impact on each business and prioritise the risks. Plans were made to implement Year 2000 compliant solutions on all business critical systems by the end of 1998 and for all other systems by early 1999. This had been achieved for the vast majority of systems by 31 December 1998. The few outstanding items are not believed to present a major risk at this stage and are expected to be compliant by September 1999.

All the businesses are updating their business continuity plans to take account of specific Year 2000 risks. The plans should ensure that any disruption is minimised over the turn of the century, when many factors outside the Group's control, such as the availability of the public utilities, could impact our operations. The plans will be reviewed throughout 1999.

For Legal & General's property portfolio, an inventory of the electronic systems which control plant, environment, safety and security was established. A programme to review that the premises will remain operational after the turn of the century is under way and is expected to be completed by the end of June 1999.

From the middle of 1997, suppliers have had either to demonstrate Year 2000 compliance or to provide satisfactory evidence of progress towards achieving compliance before Legal & General will purchase any potentially affected equipment or service.

A Year 2000 communications programme is in place to keep customers, business partners, management and staff informed of Legal & General's progress towards achieving compliance. The cost of restoring items which are not Year 2000 compliant is not covered by our household or motor insurance policies and this is made clear to policyholders at the time of the renewal of the policy. We have no commercial lines exposure and have arranged our reinsurance so that our next renewal date occurs in mid-2000.

It is not possible to estimate the potential impact which the Year 2000 date change could have on the Group's operations. The effect of any disruption caused by the failure of a third party to be Year 2000 compliant is particularly difficult to assess. However, we have taken steps to ensure that all our major business partners are also making progress in completing their own reviews and we provide them with technical guidance upon request. Legal & General believes that by undertaking the actions described it is taking all reasonable steps to mitigate any impact. It is estimated that Year 2000 compliance will cost the Group approximately £39 million between 1996 and 1999 of which £31 million has been spent to date. This represents internal and external costs of modifying business critical systems and associated hardware together with testing and turn of the century contingency and business resumption planning.

Sustaining the wider world

LEGAL & GENERAL IS COMMITTED TO THE GOVERNMENT'S OBJECTIVES FOR SUSTAINABLE DEVELOPMENT. IN 1998 WE CONTRIBUTED OVER £1 MILLION TO CHARITIES AND OTHER ORGANISATIONS WORKING WITH THE COMMUNITIES AND GROUPS ASSOCIATED WITH OUR BUSINESS.



Torfaen Opportunity Group.

HELP A SOUTH WALES CHILD

Legal & General Cardiff co-sponsored the 'Help a South Wales Child Appeal' with Red Dragon Radio. Listeners raise money by joining in the fun at Gala dinner and dances, race nights, quiz nights and auctions as well as taking part in the 'Bring a pound to work appeal'.

Charities such as the Torfaen Opportunity Group, who received £5,000 to purchase softplay equipment for severely disabled children, are then able to apply for grants from the appeal fund.



Georgina Usher, fencer.



Mavis Williams, Coventry Carers Centre.

TAKING CARE

Legal & General continues its support of the Princess Royal Trust for Carers, by funding the Coventry Carers Centre. Mavis Williams, who cares for her husband Clifford, 65 – who had a stroke two years ago – is just one of the carers who benefit from this support. The Coventry Centre provides Mavis with practical advice on obtaining benefits and support from social services and has also helped to arrange for Clifford to spend two days a week at the Peugeot daycare centre. This gives Mavis a well-deserved break.

LOOKING TO THE MILLENNIUM

Legal & General is sponsoring an exciting initiative co-ordinated by Age Concern. The millennium Debate of the Age is a unique opportunity for individuals, public, private and voluntary organisations to get together to design a welfare policy for the new millennium.


responsibilities extend
customers, shareholders
and staff to the
community at large

The millennium Debate of the Age.

CHARITY STARTS WITH LEGAL & GENERAL

Legal & General is a member of Business in the Community and is committed to substantial contributions to charities and other non-profit activities. Some of the organisations which benefit are:

LIVING EARTH

THE CHILDREN'S TRUST

CRIME CONCERN

RAINBOW TRUST CHILDREN'S CHARITY

THE PRINCESS ROYAL TRUST FOR CARERS

YOUNG EXCELLENCE SPONSORSHIP (YES)

PRINCE'S YOUTH BUSINESS TRUST

MILLENNIUM DEBATE OF THE AGE

ROYAL ALBERT HALL

ROYAL OPERA HOUSE

NATIONAL PORTRAIT GALLERY

BRIGHTON PHILHARMONIC ORCHESTRA



Vicki Jamison, hurdler.

YES – IT'S A WINNER WITH LEGAL & GENERAL

Our YES programme was established in 1996 to help young people showing exceptional talent in their chosen field. Vicki Jamison, a 21-year-old hurdler from Belfast, is just one of the young sportsmen and women benefiting from the financial assistance which helps them train, tour and compete. Vicki competed in the 1998 European Championships in Hungary in August, and her team won bronze medals in the 4 x 400 relay.

Georgina Usher, a 25-year-old fencer, also benefits from our YES programme. Georgina represented Scotland in the 1998 Commonwealth Games in Kuala Lumpur, where she won a silver medal in the women's team event and a bronze in the individual event.

Valuing the environment

LEGAL & GENERAL ACKNOWLEDGES ITS RESPONSIBILITY TOWARDS THE ENVIRONMENT. WE ARE COMMITTED TO CONDUCTING OUR ACTIVITIES IN WAYS WHICH MINIMISE ANY ENVIRONMENTAL IMPACT. IN JANUARY 1999, DAVID ROUGH, GROUP DIRECTOR (INVESTMENTS), TOOK FULL RESPONSIBILITY FOR ENVIRONMENTAL ISSUES. OUR ENVIRONMENTAL ACTIVITIES ARE AUDITED ON A REGULAR BASIS.

HEALTH & SAFETY

Legal & General aims for the highest standards of Health and Safety for its staff and local communities. Our Health and Safety management system, together with Wintons, our H&S consultant, ensures that goals are established, resources allocated, performance monitored and corrective action taken as required. A training programme for directors and managers has been implemented which encourages continuous improvement in awareness and performance of all Health and Safety related issues.


MEN AT
WORK
CAUTION
SPEED
RAMP
DANGER
HAZARDOUS
AREA
Health and Safety Team.


Paper recycling plant.

WASTE NOT WANT NOT

Targets for the control of waste and emissions are being set throughout the Group. The levels of waste and emissions generated by our activities are monitored monthly. We have established an extensive recycling process for paper and plastic. Our facilities management company and waste management contractor are planning to target further materials for recycling, including cardboard and tin cans. We are also undertaking several water-saving initiatives throughout the Group.





Andy Banks, UK Equities, with Kevin Sullivan and Karen Eldridge from EIRIS Services Ltd.

INVESTING WISELY

The Group invests in over 750 UK companies. Group Director (Investments) David Rough believes that good environmental practice is in the best interests of companies' customers, staff and shareholders – as well as the community as a whole. Wherever possible, we encourage companies to follow good environmental practice. In 1999, the Group will underline further its commitment with the launch of an Ethical Fund, based on research provided by EIRIS Services Ltd., which will be available to both individual and corporate customers. We will continue to seek to influence those companies with which we work. One scheme is to ensure that the designers and contractors for new properties we invest in adhere to BREEAM good practice guidelines.

ENERGY CONTROL

Legal & General have established a number of energy-saving programmes which are monitored and recorded monthly. Where possible we are installing state-of-the art energy control systems. Phase 1 of the installation of the automatic control system, has been completed successfully. This ensures that the plant status and environmental conditions are closely monitored. We have agreed a seasonal time of day electricity contract with SEEBOARD and set up a pilot lighting scheme with the aim of reducing energy consumption. We continue to look for other practical ways to reduce energy use in our existing buildings. Other projects include optimising our use of paper by encouraging good practice guidelines and reducing waste.


Environment
The Biodiversity of Firth
Introduction



Jackie Quantock from L&G with John Moar, head teacher, and children from Firth Primary School.



Liam Mooney in our energy control centre, Cardiff.

MY PLACE OUR PLACE

We believe that it is important to help young people to contribute to their local community. We sponsor the "My Place Our Place" scheme run by the environment charity Living Earth. The award scheme encourages UK schools, in partnership with their local business community, to develop environmental or ecological projects. 1998 winners include the Firth Primary School in Orkney, which set up a website on biodiversity producing a permanent record of species and their habitats in the Orkney Isles.

The Group's financial strength provides competitive advantage



Anthony Hobson, Group Director (Finance)

IN THE FOUR YEARS FROM 1995 TO 1998, THE TOTAL RETURN TO SHAREHOLDERS, INCLUDING DIVIDENDS, WAS 428%, THE SECOND HIGHEST IN THE FTSE 100. THIS STRONG PERFORMANCE REFLECTS THE FINANCIAL STRENGTH OF THE GROUP AND ITS CASH FLOW CAPACITY, TOGETHER WITH ITS OPERATING PERFORMANCE AND PROSPECTS.

The Group's core financial asset is the UK long term fund (LTF) which is described on page 31. It remains financially strong, with a triple A rating from Standard & Poor's, and is a source of considerable competitive advantage for the Group. Its strength gives us greater freedom as to where and when we invest assets and this should provide enhanced returns for policyholders and shareholders alike. It also gives us the resources to grow our business and to invest to ensure that we have an efficient infrastructure.

The changes to the operation of the LTF, implemented in 1996, enable transfers to be made from the LTF, which better reflect the shareholders' interest in the long term business. It is intended that the transfer will increase progressively until a level is reached which comprises a smoothed investment return on the value of both the shareholders' retained capital (SRC) and the value of the non-profit business, together with the shareholders' share of with-profits surplus. This transfer, together with other operational cash flow, provides a secure base to support the Group's progressive dividend policy.

Excluding debt to finance mortgages, core shareholder debt at end 1998 was £77 million (1997: £89 million). In January 1998, we repurchased £55 million nominal of our Euroconvertible bonds at a cost of £147 million and thus avoided the issue of 25 million ordinary shares. In July 1998, we sold Legal & General Australia, which realised £358 million, net of costs. To the extent that these proceeds have not yet been used to repay borrowings, they are invested in short dated securities. Our debt ratings remain very strong.

The Group's achieved profits reporting, which is reviewed on pages 29 to 31, is based upon the embedded value method, which the Group has used since 1990 for reporting the value of the LTF. During this time, the embedded value (excluding goodwill) of the LTF has increased from £1.58 billion to £3.19 billion at the end of 1997, after cumulative distributions to shareholders of £740 million. In 1998, the value further increased to £3.24 billion, after a distribution to shareholders of £180 million (1997: £158 million).

FINANCIAL REPORTING

The UK industry's current primary method for reporting the results of long term insurance business is the Modified Statutory Solvency basis (MSS), which reflects both the Companies Act and the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in December 1998.

MSS reporting is based upon statutory requirements designed to demonstrate solvency. It defers the recognition of profit and does not recognise the total shareholders' interest in the in-force long term business. The achieved profits basis is being developed by the ABI as a more realistic method of accounting for long term business.

The achieved profits basis reflects the development of the embedded value of the long term business in the profit and loss account. It is important to note that, were this basis to be used in the statutory financial statements, it would not change the profits available for distribution to shareholders as dividends. The achieved profits results for the Group are shown in the audited supplementary financial statements and are discussed below. Other businesses, including general insurance, which are not affected by the use of achieved profits, are discussed in the Operating Review on pages 19 to 22.

In particular, UK long term business retained profits, which did not arise from with-profits business, form the SRC, £1.70 billion at 31 December 1998 (1997: £1.79 billion). The embedded value is the SRC, net of an allowance for tax, together with the value of in-force policies and of a sub-fund (see page 31).

OPERATING PROFIT

The MSS basis requires the change in the SRC during the year to be included in profit before tax. Thus, in both the Financial Highlights on page 1 and the Operating Review, we focus on operating profit, which is broadly equivalent to the profit before tax reported by the Group before 1996. The formats prescribed by the Companies Act preclude the identification of operating profit in the statutory profit and loss account.

In accordance with our past reporting practice and the SORP, the total investment return, including unrealised gains and losses, is included in the profit before tax. The SORP also now recommends that the investment return on investments backing general insurance technical provisions and on allocated capital supporting the business, should be reported at the operating profit level, on a basis which reflects longer term rates of return.

Thus, the operating profit for general insurance is reported using a smoothed investment return, which excludes the effect of short term fluctuations in investment markets. This reflects more closely the manner in which insurers price and manage their business, which is based on holding investments for the longer term. Investment return will continue to be reported in the Group's profit before tax on an actual basis.

1998 ACHIEVED PROFITS RESULTS

In 1998, the achieved profits pre-tax profit from continuing operations was £521 million (1997: £882 million), as shown in Figure 8.

We benefited from the £135 million contribution (see Figure 9) from the new business written during the year (1997: £118 million). However, this was more than offset by lower profits in the UK, where there was a sharp reduction in interest rates, together with reduced returns on UK equities compared with the exceptional investment markets in 1997.

FIG 8. CONSOLIDATED PROFIT & LOSS ACCOUNT – ACHIEVED PROFITS BASIS

Year ended 31 December	**1998 £m**	1997 £m
UK life and pensions	**327**	723
Overseas life and pensions	**77**	64
Investment management	**72**	47
General insurance	**18**	31
Other operations	**(12)**	(6)
Shareholders' other income	**39**	23
	521	882
Australian business (including profit on sale)	**193**	66
Premium on purchase of Euroconvertible bonds	**(92)**	–
Variance from smoothed GI investment return	**10**	8
Effect of 1997 UK Budget	**–**	(74)
Profit on ordinary activities before tax	**632**	882
Profit for the financial period	**504**	665

The profit on ordinary activities before tax of £632 million (1997: £882 million) includes the profit on sale of the Australian business of £180 million and the premium of £92 million paid to repurchase the Euro-convertible bonds.

FIG 9. 1998 CONTRIBUTION FROM NEW BUSINESS (Total £135 million)



- £72m UK Life and Pensions
- £43m Pension Managed Funds
- £20m Overseas Life and Pensions

UK results – The UK life and pensions business operating profit before tax was £352 million (1997: £441 million). Figure 10 shows the components of the 1998 profit.

The contribution to this operating profit from new business was £72 million (1997: £78 million). In an increasingly competitive market, we have again written new business which delivers significant value for our shareholders. The contribution from new business reflects the degree to which the anticipated profitability of new business exceeds the target rate of return. Further contributions to operating profit will arise from the subsequent management of this business.

The contribution from the in-force business was £113 million (1997: £183 million). The benefit from the growth in business was offset by the impact of reducing discount rates, the improving trend of annuitant mortality and the continuing investment in strategic systems.

The contribution from shareholders' net worth reduced to £167 million (1997: £180 million) as a result of the inclusion in 1997 of a positive reassessment of the value of the sub fund of £14 million.

At the profit before tax level, the contribution from long term business includes the effect of investment variances and economic assumption changes. The investment variance was £78 million (1997: £281 million); in 1998 the excess investment return over the assumption for that period was 4.5% (1997: 9.5%). In addition, there was an increase in actuarial provisions, following the rapid fall in interest rates, which was greater than the capital appreciation of the associated assets. A reduction of £103 million arose from economic assumption changes (1997: an increase of £1 million); this reflects the effect of the move to a lower interest rate environment, particularly on with-profits business, together with our introduction of an increased allowance for credit risk on corporate bonds.

Investment management – The long term UK Managed Funds business generated a profit before tax of £77 million (1997, £44 million), of which new business contributed £43 million (1997, £29 million). This result reflects excellent growth in new business and funds under management. This strong growth, together with profits from the Ventures operation, was reduced by the costs of the rapid growth in the unit trust and PEP business, to give a total profit before tax of £72 million (1997, £47 million).

Overseas – The profit before tax from continuing overseas operations grew from £64 million to £77 million in 1998. The USA, which is the largest contributor to overseas profits, rose to £47 million (1997: £45 million) reflecting the new product and distribution strategy. The 1997 result included a significant positive experience variance of £11 million.

Embedded values – During 1998, the embedded value of the UK life and pensions business grew from £3,190 million (excluding operational investments), to £3,237 million, after tax and after a distribution of £180 million (1997: £158 million).

FIG 10. UK LIFE AND PENSIONS PROFIT BEFORE TAX – ACHIEVED PROFITS BASIS

Year ended 31 December	**1998 £m**	1997 £m
Contribution from		
New business	**72**	78
In force business	**113**	183
Shareholders' net worth	**167**	180
Operating profit	**352**	441
Investment return variance	**78**	281
Economic assumption changes	**(103)**	1
Profit before tax	**327**	723

FIG 11. SHAREHOLDERS' NET ASSETS

Year ended 31 December	1998 £m	1997 £m
Embedded value of life and pensions business		
UK	**3,237**	3,190
USA	**271**	242
France	**45**	33
Netherlands	**60**	52
	3,613	3,517
Australia (discontinued)	**–**	179
	3,613	3,696
Investment management	**137**	89
General insurance	**67**	74
Other net assets	**648**	242
	4,465	4,101

The growth in the UK embedded value in 1998, before capital movements and a distribution to shareholders, represents an annualised return of 7.8% after tax (1997: 17.4%).

The embedded value of the UK Managed Funds business at end 1998 was £77 million (1997: £49 million). A corresponding embedded value for the unit trust and PEP operations is not included.

A directors' valuation of the Investment management business (which includes managed funds) indicates a value which is at least £210 million higher (1997: at least £160 million higher) than the values included in the achieved profits balance sheet.

The embedded value of the continuing overseas businesses grew from £327 million (at 1997 exchange rates) to £376 million, after distributions and capital movements of £4 million. In addition, the Australian business realised £358 million after transaction costs in July 1998, compared with its embedded value at that date of £178 million. The sale generated an exceptional pre-tax profit of £180 million (£165 million after tax).

These values supported a growth of 8.9% in shareholders' funds after a dividend of £185 million, during 1998 from £4.10 billion to £4.47 billion.

THE UK LONG TERM FUND (LTF)

The assets of the LTF consist of those assets of the Group's main operating subsidiary, Legal & General Assurance Society Limited (Society), which are attributed to the long term insurance business, over which LTF policyholders have prior rights. The main components of the LTF are shown in Figure 12.

Part of the LTF is attributed to with-profits business. The balance of the LTF assets, less an amount to cover the liabilities of the non-profit business, represents the SRC, the retention of which within the LTF provides financial strength to support existing business and the funding of new business. The SRC, together with a sub-fund, represents accumulated profits retained in the LTF from past non-profit business. The sub-fund was established following the change in Society's Articles in 1996. Earnings on this sub-fund may, at the directors' discretion, be used to support with-profits business.

At the end of 1997, assets of £20.7 billion within the LTF supported its with-profits business. This amount substantially exceeded that required to meet guaranteed benefits, expected future bonuses and all other liabilities. The excess comprises working capital provided by shareholders over many years and retained in the with-profits fund. At the end of 1997, the excess amounted to an estimated £1.9 billion, after all reserves and provisions. SRC in the remainder of the LTF was £1.8 billion at end 1997. At the end of 1998, the assets supporting the with-profits business had grown to £23.6 billion and the SRC was £1.7 billion.

FIG 12. LONG TERM FUND (LTF)


New business
increased provisions
Profit and
released
provisions
Inv
return
Up to 10% of
distributed surplus
Transfer out
of LTF
Target based on
embedded value

Under Society's Articles, the transfers from that part of the LTF supporting with-profits business must be no more than 10% of the actuarial surplus distributed from that fund, with the participating policyholders receiving at least 90%. The transfer in 1998 was £87 million (1997: £74 million), net of tax. The expectation is that a 10% transfer will continue for the foreseeable future.

The transfers from the SRC, the sub-fund and the non-profit business are in aggregate, increasing towards a level which represents a smoothed return on the values of those funds. The transfer in 1998 was £93 million (1997: £84 million).

MANAGEMENT OF RISK

The Group's business is the acceptance of risk in a controlled and considered manner. However, the essence of insurance is the transfer of financial risk from policyholder to insurer and, therefore, there is a potential for financial loss for insurers. The nature of the risks accepted by insurers means that events which are unanticipated, as regards size and timing, do occur.

"THE GROUP'S BUSINESS IS THE ACCEPTANCE OF RISK IN A CONTROLLED AND CONSIDERED MANNER. THE NATURE OF THE RISKS ACCEPTED BY INSURERS MEANS THAT EVENTS WHICH ARE UNANTICIPATED, AS REGARDS SIZE AND TIMING, DO OCCUR."

The Group has risks within the following general categories – risks related to the exposures arising from the insurance process and the pricing of our products; risks associated with the asset/liability interaction arising from our financial products; and business risks related to operations, people, property and to commercial risks.

INSURANCE EXPOSURES

The Group controls its exposures through underwriting and pricing authorities which set out the risks which may be accepted. Pricing is based on assumptions such as mortality and persistency which have regard to past experience.

Insurance exposures are further controlled through reinsurance. For both long and short term business, a reinsurance programme reduces the potential loss to the Group from individual large risks and catastrophe events. Reinsurance is ceded to reinsurers predominantly by treaties, which automatically cover all risks meeting prescribed criteria.

The LTF, by virtue of its size and strength, has limited need for reinsurance. For certain new products it shares its risk exposure with reinsurers through proportional treaties. Underwriting is carried out through a system of delegated authorities accountable to the appointed actuary. The overseas life companies' reinsurance arrangements are commensurate with their respective exposures and capital bases.

The principal general insurance reinsurances are excess of loss catastrophe treaties, under which the excess of an accumulation of claims from an event, above an agreed retention level, is recovered from its reinsurers. The effective retention for 1999 has been maintained at £15 million and this represents a maximum net probable loss from the dominant household account. The exposure from mortgage indemnity currently being written is not subject to reinsurance, but the maximum net probable loss from such new business is unlikely to exceed the year's written premiums. Retention limits are regularly reviewed in the light of the Group's risk management policies and the cost of cover.

ASSET/LIABILITY MANAGEMENT

Asset/liability management risks include – counterparty credit risk, liquidity risk, interest rate risk and foreign exchange risk. The management of these risks is through board committees of the Group, Society and other subsidiaries.

(i) Counterparty Credit Risk

Counterparty credit limits are approved and reviewed regularly by senior management. These limits for cash deposits, money market investments, foreign exchange and interest rate management transactions are graded by counterparty and type and duration of instrument and compliance with these limits is monitored daily.

For Legal & General Bank (LGB), separate limits have been established within the Group's overall approved limits, with additional constraints based on policies agreed with the FSA relating, for example, to large exposures as a percentage of LGB's capital base.

For the Group's general insurance activities, there is a policy of ceding its reinsurance to a number of reinsurers, each of which has been subject to a financial security review by a leading reinsurance broker. The Group also has access to the data of the credit review committees of other reinsurance intermediaries, for all its reinsurance placements.

(ii) Liquidity Risk

Insurance premiums are generally collected prior to claim and benefit disbursements and are used firstly to fund current claim and expense payments. The balance is then invested according to the nature and duration of the Group's insurance liabilities and capital resources.

Liquidity requirements vary according to the type of business. Given the duration of most long term business, the expectations of with-profits policyholders and the strength of the LTF, a significant portion of that fund is invested in equities and, to a lesser extent, in property, to maximise the long term return to policyholders and shareholders. Investments are also made in fixed interest and index linked securities, predominantly to match contractual liabilities.

The duration of general insurance liabilities varies by class of business and, accordingly, short-to-medium-term fixed interest investments are held to match the insurance provisions. In attempting to match asset and liability durations, a number of assumptions must be made about cashflows from insurance operations and from investing and financing activities. It is in the nature of the business that variances from these assumptions will occur, placing unanticipated demands on cashflow and liquidity. Cash requirements can be satisfied in a number of ways, including the sale of investments. The use of short term borrowings, through the commercial paper markets and from banks, to satisfy operational cashflow requirements, allows funds which support the general insurance business to remain invested in long term investments.

The liquidity requirements of LGB are embodied in a liquidity policy agreed with the Banking Directorate of the FSA, which clearly defines the liquidity objectives and minimum levels of liquidity. LGB utilises wholesale funding as part of its overall liquidity management. Funds which are not on-lent as mortgages are invested in permitted short term instruments with approved counterparties.

"THE GROUP RISK MANAGEMENT COMMITTEE IS RESPONSIBLE FOR ENSURING THAT EFFECTIVE PROCESSES ARE IN PLACE TO OWN AND MANAGE RISKS."

The investment policy for each Group company is approved by the relevant Board. UK investment portfolios are managed in-house by nominated fund managers, in accordance with targets, objectives and guidelines specified in formal management agreements. Derivatives may only be used to achieve efficient portfolio management and to reduce investment risks. The control environment, with respect to the use of derivatives, accords with prudential guidance for UK insurance companies issued by the Insurance Directorate of the FSA.

(iii) Interest Rate Risk

The investment policies for the long term business have due regard to the nature of the liabilities and the guarantees given to policyholders. The interest rate risk of such liabilities is normally managed by investing in assets of similar duration, where possible. It may also be managed by using models to demonstrate that the capital is sufficient to cover the consequences of any investment mismatch of liabilities in all but the most extreme circumstances, including options embedded in insurance contracts. An unavoidable mismatch may arise from a duplicity of matching objectives or the unavailability of suitably priced matching investments. Derivatives have not been used to any material extent to manage the interest rate risk of these long term business assets and liabilities.

LGB is exposed to sterling interest rates as a result of any fixed rate mortgages and savings products it offers. The margin on these products is managed by matching assets and liabilities with similar risk profiles. Where this is not possible derivatives are used to manage the mismatch which arises. LGB monitors its residual interest rate exposure and sets a maximum interest rate tolerance for a 1% shift in interest rates, outside of which corrective action is required. The interest rate risk policy for other borrowings is broadly to match the interest rate risk with that of the assets being financed.

(iv) Foreign Exchange Risk

The Group's UK businesses do not have any material exposure to foreign exchange risk in their day-to-day operations. The LTF, General Insurance and external client funds, do invest in international equity and bond portfolios and, as a consequence, these funds have foreign currency exposures. However, these currency exposures do not constitute a significant business risk to the Group nor to our clients in that they are largely residual balances. The Group's profit and loss account and balance sheet are influenced by exposures to the US$ and Euro, arising from the Group's overseas subsidiaries. These operations only conduct business in their respective domestic markets.

The Group's balance sheet translation exposure is actively managed within a policy approved by the Group Board, which allows for between 25% and 75% of net foreign currency assets to be hedged. At 31 December 1998 the currency mix of the Group's total debt was £392 million of sterling debt, £40 million of US$ debt and £10 million of Ffr debt, with the balance, £18 million, in a number of other currencies. The balance of the Group's hedging policy has been effected by entering into foreign exchange contracts.

FIG 13. ANALYSIS OF DEBT BY TYPE
Total at 31 December 1998 £460m



- £10m Commercial Paper
- £228m Sterling Medium Term Notes
- £138m PEP Bond
- £37m US$ Medium Term Notes
- £47m Other

No action is taken to manage the exposure to the translation of reported profits and losses. However, this exposure is partially hedged by foreign currency interest expense in respect of borrowings used to manage the balance sheet translation exposure.

(v) Business Risks

Operational management has responsibility for the management of business risk. The Group Risk Management Committee is responsible for ensuring that effective processes are in place to own and manage risks. In addition, as part of corporate governance reporting, operational management is required to identify risks within its areas and report on the internal financial controls to manage those risks.

TREASURY OPERATIONS

The Group has a central treasury function, which does not operate as a profit centre. It is responsible for all of the Group's external financing and related interest rate exposure, as well as managing the foreign currency exposure and liquidity in respect of shareholders' funds. Its authorities are approved by the boards of the companies for which transactions are undertaken and reviewed by the Audit Committee of the Group Board. The Group Treasurer reports monthly to the relevant boards and quarterly to the executive directors. Group Treasury is subject to periodic independent reviews and audits by both internal and external auditors. The internal control framework for treasury activities includes segregation of duties between dealing and settlement activity.

Derivatives such as swaps, options and futures are used in the management of interest rate and foreign exchange risks as prescribed in the authorities. They are not used to trade positions, or to undertake speculative transactions.

Debt and Debt Facilities – Total debt at the end of 1998 amounted to £460 million (1997: £710 million) and is analysed in Figure 13. It principally comprises debt to fund mortgage lending. Approximately £38 million of the total debt effectively carried a fixed rate of interest, principally foreign exchange debt to finance overseas operations.

In January 1998, the Group's tender offer for the outstanding Euroconvertible bonds was accepted by holders of £55 million nominal of these bonds, which were acquired and cancelled at a total cost of £147 million. The repurchase avoided the issue of a further 25 million ordinary shares and was an efficient way of buying back shares. During 1998, a further £32 million nominal of the bonds were converted.

In July 1998, the Group sold Legal & General Australia, generating proceeds of £358 million, net of costs. These funds have been invested in short term instruments, to the extent that they have not yet been applied to repay borrowings.

"THE REPURCHASE OF THE EUROCONVERTIBLE BONDS WAS AN EFFICIENT WAY OF BUYING BACK SHARES."

Debt to fund mortgage lending and related assets amounted to £355 million at end 1998 (1997: £606 million). The establishment of LGB and its deposit taking activity has meant that the mortgage book is being increasingly financed by retail deposits. At end 1998, total mortgage assets, including mortgage backed securities, were £950 million and deposits from customers amounted to £942 million.

The Group complies with all of its borrowing covenants, none of which represents a restriction on funding or investment policy for the foreseeable future. The Group's current debt ratings from Moody's and Standard & Poor's for long term debt are Aa3 and AA, respectively; and for short term debt, P1 and A1+, respectively. The Group has available undrawn committed medium term bank facilities of £205 million.

Interest Expense – Interest expense, in respect of core shareholder debt was £6.4 million (1997: £3.1 million), reflecting the increased average level of debt, following the repurchase of the Euroconvertible bonds in the first quarter of 1998. The average cost of the Group's total debt was 6.6% per annum (1997: 6.2%).

TAX

The reported rate of tax for the year was nil (1997: 19.4%) compared with the UK corporate tax rate of 31%. The principal reason was the lower rates of tax both on the investment return on the SRC, a substantial part of which comprised unrealised investment appreciation and on the profit on the sale of Legal & General Australia. A full reconciliation of the reported tax is shown on page 57, Note 8.

GOING CONCERN

The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the company and the Group are operationally and financially robust.

Corporate Governance

The Group has complied throughout the year with the provisions of the Combined Code of the Principles of Good Governance and Code of Best Practice (the Combined Code), annexed to the Listing Rules of the London Stock Exchange, except in respect of membership of the Audit Committee and the publication of proxy votes at the Annual General Meeting in May 1998. As reported in the 1997 Report & Accounts, the Audit Committee comprised only two non-executive directors from 1 to 14 January 1998, the date of the appointment to the Committee of Barrie Morgans. The Group's intention for proxy vote disclosure is set out in the notice of Annual General Meeting accompanying this document.

The Board
The Board determines the strategic direction of the Group. It meets monthly to review the current operating and financial position of the Group. The Board has a formal schedule of matters specifically reserved for its decision, which can only be amended by the Board itself.

Directors
There is a clear division of responsibility between the Chairman and the Group Chief Executive. The roles of Chairman, Chief Executive and directors are clearly defined, such as to give no individual unfettered powers of decision. The Board appointed the Vice Chairman as its senior independent director on 22 July 1998. The Chairman, the Vice Chairman and the non-executive directors are independent. New directors have a formal induction and familiarisation programme.

A majority of directors are both independent and non-executive and their remuneration consists only of fees. At the end of 1998, there were 8 non-executives, with wide business experience. They have access to any information, the advice and services of the Group Secretary; and, if required, external advice at the expense of the Company. Directors submit themselves for re-election at Annual General Meetings at least once every three years.

Board Committees
The Committees of the Board are the Remuneration Committee, the Nominations Committee, the Audit Committee and the Investment Advisory Panel. The roles of the Nominations Committee and the Audit Committee are described below. The Directors' Report on Remuneration is set out on pages 38 to 39.

The Investment Advisory Panel, which is chaired by Sir Christopher Harding and comprises all the directors, monitors the performance of the Group's investment business, its investment policies and major investment transactions.

Nominations Committee
The Board re-established a Nominations Committee at its meeting on 22 July 1998. Prior to that date, the full Board undertook this Committee's responsibilities. The Nominations Committee is chaired by Sir Christopher Harding and comprises any two non-executive directors, the Group Chief Executive and an executive director. It has responsibility for proposing new appointments to the Board. In doing so, it considers the balance of the Board, the demands made of the Board and its Committees and the requirements of good corporate governance.

Audit Committee
The Audit Committee is chaired by Rob Margetts and is comprised only of non-executive directors. It has specific terms of reference and plays an important role in reviewing the quality of financial reporting and the framework of internal control. It met five times during 1998:

- to review and advise the Board on the interim and annual financial statements and on matters relating to accounting policy and the control of financial and business risks within the Group;
- to review the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response;
- to make recommendations as to the appointment and remuneration of the external auditors; and to review the non-audit services provided to the Group by the external auditors.

It meets with executive directors and management, as well as privately with both external and internal auditors. The terms of reference of the Audit Committee include all matters indicated by the Combined Code, except the control of compliance risks, which, as explained below, is the specific responsibility of the Group Board.

Internal control
The Board has overall responsibility for the Group's framework of internal control, including financial control. The implementation and maintenance of the internal control system is the responsibility of executive management.

The internal financial control system is designed to provide reasonable, but not absolute, assurance that:

- transactions are executed in accordance with management authority;
- transactions are appropriately recorded to permit the preparation of reliable Group financial statements; and
- the assets of the Group are protected and fraud is prevented or detected.

In assessing what constitutes reasonable assurance, the Board has regard to materiality and to the relationship between the cost of, and benefits from, particular aspects of the control system.

Review of internal financial control
The Combined Code requires directors to review and report to shareholders on the Group's system of internal control. We will report on our review next year.

after the guidance from the "Turnbull Committee" has been issued. In the meantime, as proposed by The Stock Exchange, we continue to report on the review of internal financial control.

The Board has reviewed the effectiveness of the system of internal financial control for the period up to the date of signature of the accounts. This included a process of supervised semi-annual self-assessment by management, as part of which they are required to confirm compliance with control objectives. The process is reviewed by the internal audit department. The results of the review have been considered both by executive management and the external auditors and were summarised for review by the Audit Committee, which reported to the Group Board.

The review was conducted with regard to materiality and, in the opinion of the directors, no matters were revealed which indicated that the system of internal financial control could not provide reasonable assurance that the objectives listed above were satisfied.

The Group's internal control framework includes:

Organisational arrangements
There are clear procedures for monitoring the system of internal control. The role of the Audit Committee is described above. The organisational arrangements include clearly defined lines of responsibility and delegated authority, as well as control procedures and systems which are regularly reviewed and discussed at the Audit Committee. The control policies and procedures are set out in an operating manual, which is available throughout the Group. The control environment is reinforced by an internal audit function and by human resource policies. The Chief Internal Auditor reports regularly to the Group Chief Executive, the Group Director (Finance) and the Audit Committee.

The Group prepares a five year plan and a more detailed annual operating and financial plan. Executive management reports regularly to the Group Board on the actual and forecast performance of the business compared with the annual plan. The arrangements for establishing investment, treasury and underwriting policies, together with the related internal control framework, are described in the Operating and Financial Review (OFR).

Human Resources
Employees are carefully selected and trained and are given written policies and procedures, are provided with appropriate communication channels and are encouraged to foster a control conscious environment. There is a continuous training and development programme for directors and senior executives which, in 1998, included educational and business awareness matters and seminars on the responsibilities of senior management. The Group seeks to conduct business in accordance with high ethical standards and provides employees with guidance in a document entitled "Assurance of Ethical Standards".

Risk management
The Group's business is the acceptance of risk in a controlled and considered manner. Risk management policies and procedures, as described in the OFR, are regularly reviewed. However, the essence of insurance is the transfer of financial risk from policyholder to insurer and, therefore, there is a potential for financial loss for insurers. The nature of the risks accepted by insurance companies means that events which are unanticipated, as regards size and timing, do occur.

The Group controls its insurance exposures as described in the OFR. In aggregate, gross claim provisions and the related reinsurance recoveries are fairly stated, on the basis of information available, but the establishment of provisions can never be definitive and reassessment takes place regularly.

A Group Risk Management Committee ensures that critical risks in the UK are identified and managed by appropriate processes. The Committee, which meets regularly, is chaired by the Group Director (Finance). It comprises senior managers who are drawn from across the Group. The Committee reports regularly to the Board of the main UK operating company and annually to the Audit Committee.

The managing director and finance director of each significant operating unit are required, as part of the semi-annual assessment referred to above, to confirm compliance with Group policies and procedures in the reporting period and that risk management policies and procedures have been reviewed.

Appointed actuary
The major activity of the Group is the transaction, in the UK, of life and pensions business written through a long term insurance fund for which its appointed actuary has certain legal accountabilities. He is subject to the disciplines of professional conduct and guidance and has a reporting relationship, not only to the directors of the insurance company, but also to the supervisory authorities. The appointed actuary, who has access to the Group Board, must report fully and impartially on the financial condition of the fund, annually quantifying the fund's liabilities and confirming the fund's solvency position. The supervisory authorities receive a copy of this report.

Compliance
Those UK operating subsidiaries which are subject to product and sales regulation have established Compliance Committees, comprising senior managers and compliance officers. The Group Board receives compliance reports and presentations from compliance officers on, at least, a quarterly basis. The boards of the overseas operating subsidiaries receive regular compliance reports.

Directors' Report on Remuneration

Remuneration Committee
The Committee is chaired by Sir Christopher Harding and comprises all the non-executive directors. The Committee determines the remuneration strategy and overall policy for all staff and the individual remuneration for executive directors and the most senior managers. The whole Board agrees executive directors' remuneration.

Remuneration policy
In framing its remuneration policy, the Board confirms that it has complied with the Combined Code. This policy applies to all staff, including the executive directors.

Remuneration policies are designed to recruit, motivate and retain employees. Remuneration is comprised of salary, bonus, share scheme participation and pensions and other benefits. At the executive and senior management level, specific share schemes are structured to provide a strong alignment of interest between the executives and the shareholders.

The balance of risk and reward is designed to avoid the motivation for an individual to subject the Group to an unacceptable risk, in order to achieve a higher reward.

Remuneration is considered within the overall context of both the highly competitive industry of which the Group is a part, and the Group's individual businesses. A thorough review of managers' remuneration was carried out in 1998. This included a number of internal meetings run by Watson Wyatt, who were commissioned to assess reaction to various approaches to remuneration. As a result of this review, some changes are planned, mainly in the share schemes which are described later in this report.

All remuneration arrangements and their overall costs are approved by the Remuneration Committee. Individual salaries above £100,000 and variable pay over £60,000 are specifically approved.

The Chairman and Group Chief Executive actively oversee selection, assessment and development policies, and have direct involvement in top management appointments. Succession and contingency planning arrangements are in place. Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nominations Committee.

Directors' and senior managers' remuneration
Total pay
Remuneration reflects individual experience, responsibility and market value. It is based on relevant market comparators, related to job size, function and sector, and on giving pay for comparable performance in that market.

Market comparisons
Judgements are based on a range of external information, mainly from major consultants such as Hay, Watson Wyatt, Bacon & Woodrow and Towers Perrin. The practice is to use at least two independent sources of information for each decision. For the Group Chief Executive, for example, comparators are chief executives in major UK companies, with particular emphasis on the UK financial services sector.

Each element of remuneration is determined as follows:

Base pay
The practice is to pay base salaries close to the median of the relevant market, depending on the individual's performance in the job. This is the only remuneration which is pensionable. Base salaries are reviewed annually with effect from 1 January.

Variable pay
The immediate annual cash bonus is based on the normal bonus in comparator organisations for jobs of this type and level. The amount is varied according to the performance of the Group and the individual, measured against pre-determined objectives, for example, meeting profit and productivity targets and enhancing shareholder return. The bonus will only exceed 50% of salary in exceptional circumstances or, for a small number of executives, where market practice makes it appropriate.

Share schemes
The Board believes that a significant element of remuneration, particularly at the most senior levels, should be linked to the delivery of above average long term returns for shareholders. This is facilitated by the use of share schemes and the encouragement to grow a personal shareholding in the business.

Legal & General's share schemes have been developed both in response to market practice and, following the remuneration review described earlier, to provide management focus and motivation. There are a number of schemes which are summarised below.

Share option schemes clearly meet the above criteria and have the important attraction of simplicity. It is intended to ask shareholders at the 1999 Annual General Meeting to approve a new executive share option scheme, together with an Inland Revenue approved company share option plan (the Share Option Schemes).

The objective is to grant share options, on an annual performance related basis, with an overall limit over the 10 year life of the scheme of four times the current annual cash remuneration. Performance conditions for option exercise will be determined at the time of the grant by the Remuneration Committee. For executives to exercise share options received in respect of any 1999 allocation, they will usually need to remain employed within the Group and, in addition, Legal & General Total Shareholder Return (TSR) will have to exceed the median TSR for the FTSE 100 for a period of at least three years, commencing on the date of grant.

The Restricted Share Plan (RSP) is an existing scheme, under which the managers may be invited to use their annual cash bonus to buy Legal & General shares which are matched by the company and the total deferred for a minimum of three years. We believe that such a contribution by managers to achieve participation in a scheme enhances its perceived value. This scheme was used for 1998 for senior managers. There were some earlier grants under this scheme to a few senior managers, which will be released in 1999 and 2000.

The Share Bonus Plan (SBP) grants restricted shares based upon performance, which are held in a trust for three years. The current intention is that the SBP will now only be used rarely, for example in recruitment. Grants were made to managers in 1996, 1997 and 1998 and the shares will be released in 1999, 2000 and 2001.

The Performance Share Plan (PSP) grants conditional shares to top managers, based upon performance. The number of performance shares transferred to the individual is dependent upon the Legal & General TSR compared with the FTSE 100, measured over the subsequent three year period. The minimum number of shares is transferred if the TSR is above median. The number increases proportionately to a maximum of four times the minimum for performance at or above the twentieth position. Any PSP shares from 1996, 1997 and 1998 will be released in 1999, 2000 and 2001. When the PSP is used for any manager in the future no grant will be made to that manager in the same year under the Share Option Schemes. The PSP will be used this year for top managers, as an alternative to executive share options, on the basis of one PSP share to five share options.

There are share schemes for all employees. Executive directors and senior managers can participate on the same terms as all UK employees in the Inland Revenue approved Save As You Earn share option scheme, and the employee profit sharing scheme.

Pension

The Legal & General Senior Pension Scheme, for which all UK senior managers, including executive directors, are eligible, is a funded, Inland Revenue approved, final salary, occupational pension scheme, with surviving spouse's pension, death in service and ill-health benefit. The five executive directors will be entitled, on retirement from Legal & General at age 60, to a pension of two thirds of their base annual salary. The Group has no unapproved pension arrangements.

Other benefits

Other benefits are provided by the Group only when there are strong market or other reasons. The benefits given to executive directors are:

- A company car, or an allowance of equal cost;
- Medical insurance;
- Staff discounts. Legal & General products can be acquired by directors on terms which are no more favourable than those which apply to other members of staff.

Overseas pay

Although the UK remuneration philosophy is followed throughout the Group, detailed practice outside the UK reflects local markets and conditions. The individual remuneration for each overseas Managing Director is ratified by the Remuneration Committee.

Service contracts

The redundancy and notice entitlement for the three executive directors appointed before 1 March 1995 is a six month rolling notice period plus an eighteen months' salary and benefits entitlement on termination. These executive directors agreed in 1995, without compensation, to reduce their notice period from three years. Two years is the usual total notice period among our main comparator markets for individuals in a similar position and the decision to continue at this level was taken at the Remuneration Committee. The decision will be periodically reviewed in the light of developing market practice.

Contracts for the two executive directors appointed on 1 January 1996 contain six months' rolling notice period, plus a six months' salary and benefits entitlement on termination.

Copies of executive directors' service contracts are available for inspection during normal working hours at the registered office.

External appointments

The Company encourages its top managers to broaden their experience and capability through involvement in outside activities. Any such appointments are subject to annual agreement by the Remuneration Committee and must not be with competing companies. Subject to the Committee's agreement, any fees may be retained by the individual.

Non-executive directors' fees

Fees for the non-executive directors are determined by the full Board based on a range of external information and within the aggregate limits contained in the Articles of Association. The fees will be increased by £10,000 for all non-executive directors following the AGM and payable as a lump sum with the expectation that the after tax increase be used each year to buy Legal & General shares, which will be retained for the remaining period of office. All fees are non-pensionable and there is no other remuneration.

The Company meets authorised expenses of non-executive directors incurred on Legal & General activities and any associated tax liability.

Details of remuneration and share interests

The remuneration, share options and shareholdings for individual directors are given in Note 28 to the financial statements.

Report of the Directors

Principal activities and significant changes
Legal & General Group Plc (the Company) is the ultimate holding company for a group of insurance, investment management and financial services companies. The Company's principal operating subsidiaries are set out on page 72, Note 33. Information on their principal activities and their financial performance is described in the Operating and Financial Review on pages 6 to 35.

Legal & General Australia was sold on 1 July 1998. Further details of the sale are shown on page 58.

Result for the year
The profit for the financial year was £407m (1997, £492m) and earnings per share were 32.13p (1997, 39.56p). The consolidated balance sheet on pages 46 and 47 and the consolidated profit and loss account on pages 43 to 45 show the affairs of the Group as at, and for the year ended, 31 December 1998. Analysis of worldwide life and pensions written premiums is shown on page 53, Note 2. General insurance written premiums are shown on page 43.

Dividend
The directors recommend the payment of a final dividend of 9.92p per share. With the interim dividend of 4.56p per share paid on 2 November 1998, this brings the total dividend for 1998 to 14.48p per share (1997, 12.70p), an increase of 14.0%. The final dividend will be paid on 4 May 1999 to members registered on 16 April 1999. The cost of the dividends for the year is £185m, leaving a retained profit of £222m.

Directors
The directors of the Company (at 31 December 1998), together with biographical notes are shown on page 5. With the exception of M E Wall, who was appointed on 1 October 1998, and B H Asher, who was appointed on 1 March 1998, all the directors remained in office throughout 1998.

M E Wall and Lord Burns (who was appointed a director on 7 January 1999) will retire at the Annual General Meeting, in accordance with the Articles of Association and, being eligible, offer themselves for election.

The directors retiring by rotation at the Annual General Meeting are A W Palmer, R A Phipps, H M R Chapman and A Wheatley and, being eligible, offer themselves for re-election.

A W Palmer and R A Phipps have service contracts which are terminable by them or the Company on receipt of not less than six months' written notice. On termination, they would become entitled to six months' salary and benefits. H M R Chapman and A Wheatley do not have service contracts with the Company.

Details of the directors' interests in the share capital of the Company and details of directors' share options and other long term incentive schemes are shown on pages 69 and 70. The Directors' Report on Remuneration, which provides details of the current incentive schemes, is on pages 38 and 39. There have been no changes in the directors' share interests between 31 December 1998 and 24 February 1999.

United Kingdom employees
It is the Group's policy to treat its employees without discrimination and to operate equal opportunity and employment practices designed to achieve this end.

Furthermore, it is the Group's policy to give full and fair consideration to applications for employment made by disabled persons, to continue, wherever possible, the employment of staff who become disabled and to provide equal opportunities for the training and career development of disabled employees.

The Group seeks to achieve a common awareness among staff of corporate objectives and performance, financial and economic factors affecting the business and other matters of concern to them as employees. During the year, staff were provided with information through briefings by managers, training courses, staff newspapers and circulars.

The Company continues to operate a Save As You Earn share option scheme and a profit sharing scheme, both Inland Revenue approved.

Information on the number of employees and their remuneration is shown on page 71, Note 30.

Purchase of own shares
The Company's Articles of Association permit the purchase of the Company's own shares for cancellation, subject to obtaining shareholders' approval. The directors consider it desirable, and in the Company's interest, for shareholders to grant to the Company authority to exercise this power, within certain limits, to enable the Company to purchase its own shares. The directors intend that the authority to purchase the Company's shares will only be exercised when such a purchase would be in the best interest of shareholders generally. Shares purchased under this authority will be cancelled.

The directors propose to seek shareholders' approval to renew the authority for the Company to purchase its own shares up to a total of 60,000,000 ordinary shares of 10p each, having an aggregate nominal value of £6,000,000 being 4.7% of the issued nominal ordinary share capital as at 31 December 1998. A Special Resolution seeking shareholders' authority is set out in the notice of the Annual General Meeting accompanying this document.

Share capital
As at 24 February 1999, the Company had received notifications from

Prudential Corporation plc, and Standard Life Group, of holdings of the Company's issued share capital amounting to 5.4% and 3.0%, respectively.

Resolution 5, set out in the notice of the Annual General Meeting, will authorise the directors to allot up to an aggregate nominal amount of £6,389,716, being 5% of the total issued share capital as at 31 December 1998.

Resolution 9, set out in the notice of the Annual General Meeting, will authorise the directors to issue up to 5% of the Company's issued share capital as at 31 December 1998 for cash without offering the shares first to existing shareholders by way of rights. It is not intended, without prior consultation with the Investment Committee of the Association of British Insurers, to issue in this way more than 7.5% of the unissued share capital in any rolling three year period. The resolution will also authorise the directors to allot shares in connection with a rights issue otherwise than strictly pro rata where practical considerations, such as fractions and foreign securities laws, make this desirable.

Resolution 11, set out in the notice of the Annual General Meeting, proposes that each of the 1,500 million ordinary shares of 10p each in the capital of the Company be subdivided into 4 ordinary shares of 2.5p each.

Details of the number, the consideration and the reason for the issue of shares by the Company during the year are set out on page 61, Note 17. Shares are issuable under the Company's employee share schemes and in relation to the Euroconvertible subordinated bond referred to on page 61, Note 17.

On 5 January 1998, the Company made a tender offer to purchase its Euroconvertible subordinated bonds. £55 million (nominal amount) of such bonds were repurchased by the end of the tender period. Details of conversions, repurchases and bonds outstanding are set out on page 61.

Other than the above, your directors have no current intention of issuing further share capital and no issue will be made which would effectively alter control of the Company without the prior approval of the Company in general meeting.

Year 2000

In recognition of the serious implications of the millennium date change, the Group has undertaken a review of the risks and uncertainties associated with the impact of the change of century on its businesses. A detailed statement on the management of Year 2000 is included in the Operating and Financial Review on page 23. The total cost of Year 2000 compliance between 1996 and 1999 for continuing businesses will be approximately £39m. Of this amount, £31m has been spent to date.

Environment

Details of the Group's commitment to environmental issues as part of its social responsibility programme are set out on pages 26 and 27.

United Kingdom donations

During 1998 charitable donations totalling £700,000 (1997, £680,000) were made. No political donations were made during the year (1997, none).

Payment of suppliers

The Company's purchases are administered by Legal & General Assurance Society Limited (the Society). The Society agrees terms and conditions for its business transactions with suppliers. Payment is made on these terms provided the supplier meets its obligations. The average number of days of payments outstanding at 31 December 1998 was 35.

Auditors

Following the merger of Price Waterhouse and Coopers & Lybrand from 1 July 1998, Price Waterhouse resigned as auditors on 22 July 1998 in favour of the new firm PricewaterhouseCoopers and the directors appointed PricewaterhouseCoopers to fill the casual vacancy created by the resignation on the same date.

A resolution to re-appoint the retiring auditors, PricewaterhouseCoopers, who have expressed their willingness to be re-appointed, will be proposed at the Annual General Meeting.

On behalf of the Board

D W Binding
Group Secretary
24 February 1999

Responsibility of the Directors

for the preparation of the financial statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period and which comply with the relevant provisions of the Companies Act 1985. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates which are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that the financial statements comply with the above requirements.

The directors are responsible for

- ensuring that the Company and the Group have suitable internal controls for maintaining proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and for
- safeguarding the assets of the Group and for
- preventing and detecting fraud and other irregularities.

Consolidated Profit and Loss Account

For the year ended 31 December 1998

Technical account – general business **Continuing operations**	Notes	1998 £m	1997 £m
Earned premiums, net of reinsurance			
Gross premiums written (UK business)		209	214
Outward reinsurance premiums		(9)	(10)
	2(vi)	200	204
Change in the provision for unearned premiums			
– gross		16	3
– reinsurers' share		(1)	(1)
		215	206
Allocated investment return transferred from the non-technical account	3	25	31
		240	237
Claims incurred, net of reinsurance			
Claims paid			
– gross		158	151
– reinsurers' share		(7)	(8)
		151	143
Change in the provision for claims			
– gross		(11)	(21)
– reinsurers' share		3	10
		143	132
Changes in other technical provisions, net of reinsurance		(5)	(13)
Net operating expenses	4	79	81
Change in the equalisation provision		5	6
		222	206
Balance on the technical account – general business		18	31
comprising:			
Underwriting result		(2)	6
Change in equalisation provision		(5)	(6)
Investment return		25	31
		18	31

Consolidated Profit and Loss Account

For the year ended 31 December 1998

Technical account – long term business	Notes	Continuing operations £m	Discontinued operations £m	Total 1998 £m	Total 1997 £m
Premiums, net of reinsurance					
– gross premiums written	2(i)	2,942	76	3,018	2,867
– outward reinsurance premiums		(84)	(2)	(86)	(76)
		2,858	74	2,932	2,791
Investment income and realised gains	3(i)	3,909	101	4,010	3,049
Unrealised gains/(losses) on investments		6,096	(40)	6,056	5,228
Other technical income	2(i)	12,748	36	12,784	6,442
		25,611	171	25,782	17,510
Claims incurred, net of reinsurance					
Claims paid					
– gross		4,945	107	5,052	3,448
– reinsurers' share		(63)	(1)	(64)	(50)
		4,882	106	4,988	3,398
Change in the provision for claims					
– gross		6	(1)	5	13
– reinsurers' share		(2)	0	(2)	(4)
		4,886	105	4,991	3,407
Change in other technical provisions, net of reinsurance					
Long term business provision					
– gross		3,400	10	3,410	2,654
– reinsurers' share		(84)	0	(84)	(37)
		3,316	10	3,326	2,617
Provisions for linked liabilities		16,145	18	16,163	9,196
		19,461	28	19,489	11,813
Net operating expenses	4	601	25	626	533
Investment expenses and charges	3(ii)	58	4	62	37
Other technical charges		10	2	12	16
Tax attributable to the long term business	8	322	5	327	261
Allocated investment return on shareholders' retained capital (SRC) transferred to the non-technical account	3	74	–	74	130
Transfers to/(from) the fund for future appropriations		109	(2)	107	974
		25,521	167	25,688	17,171
Balance on the technical account – long term business		90	4	94	339

Legal & General Australia was sold on 1 July 1998 and has, therefore, been reported as a discontinued operation (see Note 11).

Consolidated Profit and Loss Account

For the year ended 31 December 1998

Non-technical account	Notes	Continuing operations £m	Discontinued operations £m	Total 1998 £m	Total 1997 £m
Profit from general business					
Balance on the technical account – general business		18		18	31
Profit from long term business					
Balance on the technical account – long term business		90	4	94	339
Tax (charge)/credit attributable to balance on the technical account – long term business		(31)	3	(28)	82
	2(iv)	59	7	66	421
Other operations					
Investment income and realised gains	3(i)	164		164	118
Unrealised gains on investments		18		18	10
Allocated investment return transferred from the technical account – long term business	3	74		74	130
Investment expenses and charges	3(ii)	(86)	(1)	(87)	(49)
Premium on repurchase of Euroconvertible bonds	17	(92)		(92)	–
		78	(1)	77	209
Allocated investment return transferred to the technical account – general business	3	(25)		(25)	(31)
		130	6	136	630
Other income		85		85	77
Other charges		(122)		(122)	(97)
Profit on sale of Legal & General Australia	11	–	308	308	–
Profit on ordinary activities before tax		93	314	407	610
Tax on profit on ordinary activities	8	18	(18)	0	(118)
Profit for the financial year		111	296	407	492
Dividends	5	(185)		(185)	(160)
Retained profit		(74)	296	222	332
				p	p
Earnings per share	10			32.13	39.56
Fully diluted earnings per share	10			31.89	38.37
Dividend per share				14.48	12.70

Consolidated Balance Sheet

As at 31 December 1998

Assets	Notes	1998 £m	1997 £m
Investments			
Land and buildings	12(i)	2,960	2,869
Other financial investments	12(ii)	28,566	24,556
		31,526	27,425
Assets held to cover linked liabilities	14	45,253	29,987
Reinsurers' share of technical provisions			
Provision for unearned premiums		3	4
Long term business provision		235	156
Claims outstanding		26	27
Other technical provisions		8	9
		272	196
Debtors			
Debtors arising out of direct insurance operations			
– Policyholders		68	57
– Intermediaries		32	23
Debtors arising out of reinsurance operations		11	12
Other debtors		202	165
		313	257
Other assets			
Tangible assets	15	40	45
Cash at bank and in hand		133	115
Purchased interests in long term business	16	41	74
		214	234
Prepayments and accrued income			
Accrued interest and rent		363	321
Deferred acquisition costs		527	537
Other prepayments and accrued income		120	108
		1,010	966
Total assets		78,588	59,065

Consolidated Balance Sheet

As at 31 December 1998

Liabilities	Notes	1998 £m	1997 £m
Capital and reserves			
Called up share capital	17	128	126
Share premium account	17	125	87
Profit and loss account	18	2,447	2,225
Shareholders' funds – equity interests		2,700	2,438
Subordinated liabilities – Euroconvertible debt	19	4	91
Fund for future appropriations		4,240	4,263
Technical provisions			
Provision for unearned premiums		169	185
Long term business provision		23,255	20,244
Claims outstanding		240	248
Equalisation provision		16	11
Other technical provisions		40	46
		23,720	20,734
Technical provisions for linked liabilities		45,196	29,809
Provisions for other risks and charges			
Provisions for taxation	20	201	81
Creditors			
Creditors arising out of direct insurance operations		126	103
Creditors arising out of reinsurance operations		80	74
Amounts owed to credit institutions	19	456	619
Bank customer deposits		942	206
Other creditors including taxation and social security	23	923	647
		2,527	1,649
Total liabilities		78,588	59,065

Reconciliation of Movements in Shareholders' Funds

	1998 £m	1997 £m
At 1 January	2,438	2,074
Total recognised gains and losses	407	489
Dividends	(185)	(161)
Issue of share capital	40	36
At 31 December	2,700	2,438

Company Balance Sheet

As at 31 December 1998

	Notes	1998 £m	1997 £m
Fixed assets	25	2,921	2,566
Current assets			
Amounts owed by Group companies		132	151
Tax		31	4
Other debtors		20	23
Creditors: amounts falling due within one year			
Amounts owed to Group companies		(19)	(4)
Other creditors and accruals		(8)	(7)
Dividends	5	(127)	(110)
Net current assets		29	57
Total assets less current liabilities		2,950	2,623
Creditors: amounts falling due after more than one year			
Subordinated liabilities – Euroconvertible bonds	19	4	91
Amounts owed to Group companies		246	94
		250	185
Shareholders' net assets		2,700	2,438
Representing capital and reserves			
Called up share capital	17	128	126
Share premium	17	125	87
Revaluation reserve	26	2,315	2,023
Profit and loss account	26	132	202
Shareholders' funds – equity interests		2,700	2,438

The notes and statements on pages 50 to 73 form an integral part of these financial statements.

The financial statements on pages 43 to 73 and the supplementary financial statements on pages 75 to 80 were approved by the directors on 24 February 1999.

Sir Christopher Harding
Chairman

D J Prosser
Group Chief Executive

A J Hobson
Group Director (Finance)

Statement of Total Recognised Gains and Losses

For the year ended 31 December 1998

	1998 £m	1997 £m
Profit for the financial year	407	492
Exchange loss	0	(3)
Total recognised gains and losses	407	489

Historical Cost Profit and Loss

For the year ended 31 December 1998

	1998 £m	1997 £m
Profit on ordinary activities before tax	407	610
Unrealised gains on investments	(143)	(225)
Historical cost profit before tax	264	385
Retained historical cost profit for the year ended 31 December after tax and dividends	79	107

Consolidated Cash Flow Statement

(excluding long term business and SRC)

For the year ended 31 December 1998

	Notes	1998 £m	1997 £m
Net cash inflow from operating activities	27(i)	102	234
Interest paid on operational borrowings	27(iv)	(6)	(3)
Tax paid		(20)	(7)
Capital expenditure		1	1
Sale of Legal & General Australia	27(vi)	325	–
Dividends paid		(169)	(146)
Financing	27(ii)	30	(26)
		263	53
Cash flows (not including long term business) were invested as follows:			
(Decrease)/increase cash holdings		(8)	5
Land and buildings		(9)	9
Shares, variable yield securities and unit trusts		(7)	4
Debt and other fixed income securities		69	(68)
Deposits with credit institutions		15	80
Other loans and investments		203	23
Net portfolio investment	27(ii)	271	48
Net investment		263	53

Notes to Financial Statements

1. Accounting Policies

Basis of preparation
Both the Group and Company financial statements conform with applicable accounting standards and have been prepared under the historical cost convention, modified by the revaluation of certain assets as required by the Companies Act 1985.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985. These financial statements conform with the Association of British Insurers' (ABI) Statement of Recommended Practice on Accounting for Insurance Business (SORP) issued in December 1998.

The adoption of the provisions of the SORP relating to the use of a longer term rate of investment return have led to restatements of the amounts of investment return allocated between the non-technical account and the technical account – long term business and the technical account – general business.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

Basis of consolidation
The consolidated financial statements incorporate the assets, liabilities and results of the Company and all of its subsidiary undertakings drawn up to 31 December each year. Profits or losses of subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of acquisition.

Goodwill
Goodwill on the acquisition of subsidiaries prior to 1998 has been charged directly to reserves. For acquisitions from 1998 onwards, goodwill has been capitalised and charged to the profit and loss account over its anticipated life. The profit or loss on the disposal or closure of a business takes account of any goodwill previously charged to reserves.

Long term business
General
The results of long term business are reported using the modified statutory solvency (MSS) basis of accounting set out in the SORP issued by the ABI.

Profits for overseas long term business are reported on bases consistent with the MSS method.

Premium income
Premiums and considerations for annuities are accounted for when due for payment.

Deferral of acquisition expenses
Acquisition costs comprise direct costs, such as initial commission, and the indirect costs of obtaining and processing new business.

Acquisition costs which are incurred during a financial year but which relate to a subsequent financial year, are deferred to the extent that they are recoverable out of future revenue margins either by including as an asset a Zillmer adjustment or as an explicit asset which is amortised in accordance with the incidence of margins.

Costs in respect of linked and non-profit business are deferred as an explicit deferred acquisition cost asset, which is amortised over the period during which the costs are expected to be recoverable, and in accordance with the incidence of future related margins.

Acquisition costs in respect of the USA are deferred in accordance with US GAAP.

Claims
Death claims are accounted for on notification of death. Surrenders for non-linked policies are accounted for when payment is made. All other claims and surrenders are accounted for when payment is due. Claims payable include the direct costs of settlement.

Long term business provision
The long term business provision is calculated on actuarial principles. In the UK, the calculation uses the net premium method and includes explicit provision for vested bonuses, including those vested as a result of the current valuation. No explicit provision is made for future reversionary or terminal bonuses.

Fund for future appropriations (FFA)
Comprises funds which have not been allocated at the balance sheet date between participating policyholders and shareholders.

Tax
The investment return on shareholders' funds within the UK long term fund is included in the balance of the technical account – long term business gross of attributable tax and is not subject to further grossing up. The remainder of the balance of the technical account – long term business is grossed up at the corporate tax rate applicable for the period.

Investments
General
The reporting of investment return, comprising investment income less related expenses, interest expense and investment gains and losses, is dependent upon whether the

investments are held in long term funds (or otherwise reserved for long term policies), or whether they form part of shareholders' and general insurance funds. The former are reported in the technical account – long term business and an allocation made to the non-technical account so as to derive a return based on a longer term rate of return on the SRC in the technical account. The investment return on other investments is included in the non-technical account and an allocation based on a longer term rate of investment return is made to the technical account – general business.

Investment income
Investment income includes dividends, interest and rent. Directly-related investment expenses are reported separately within investment expenses and charges. Dividends are accrued on an ex-dividend basis and include associated tax credits. Interest and rent are included on an accruals basis. Investment income arising in subsidiary undertakings in France, Holland and the USA includes the amortisation of certain redeemable fixed interest securities.

Interest expense
Interest expense reflects the underlying cost of borrowing and includes profits and losses arising from various interest rate management instruments. It is reported in investment expenses and charges. Payments and receipts made under interest rate swap and option agreements are amortised over the interest period to which they relate.

Investment valuations
Listed investments are shown at market value, unlisted investments at directors' valuation and mortgages and loans at values based on current interest rates. Derivative contracts purchased to manage the mix of investments, principally futures contracts, are included at market value.

Land and buildings in the UK are valued as at the balance sheet date by external chartered surveyors at open market values in accordance with the Appraisal and Valuation Manual of The Royal Institute of Chartered Surveyors. Outside the UK, valuations are provided by local managing directors in conjunction with external qualified professional valuers in the countries concerned.

The Companies Act requires that land and buildings are depreciated over their estimated useful lives. However, in accordance with SSAP19, no depreciation is provided on land and buildings and the directors consider that this accounting policy is necessary for the accounts to give a true and fair view. Depreciation is only one of the factors reflected in the valuations and the amount which might otherwise have been shown cannot reasonably be separately identified or quantified.

Investment gains and losses
Realised gains and losses on investments are calculated as the difference between net sales proceeds and original cost. Unrealised gains and losses on investments are calculated as the difference between the carrying valuation of investments at the balance sheet date and original cost. Movements in unrealised gains and losses on investments arising in the year are included in the profit and loss account.

Investment in subsidiary undertakings
Shares in subsidiary undertakings are stated at the Company's share of their net assets. Gains or losses arising on investments in subsidiary undertakings are taken to revaluation reserves or the profit and loss account as appropriate.

General insurance
Results of general insurance business are determined after taking account of unearned premiums, outstanding claims and unexpired risks using the annual basis of accounting.

Equalisation provisions have been established in accordance with the requirements of the Insurance Companies (Reserves) Act 1995 to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility.

The amounts provided are not liabilities because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. Notwithstanding this, they are required by Schedule 9A to the Companies Act 1985, to be included within technical provisions.

Capital supporting general insurance business is based on the solvency margin appropriate for the business.

Premium income
Premiums are accounted for in the period in which the risk commences. Estimates are included for premiums not notified by the year end and provision is made for anticipated lapses of renewals not yet confirmed. Outwards reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct or inwards reinsurance business being reinsured.

Those proportions of premiums written in a year which relate to periods of risk extending beyond the end of the year are carried forward as unearned premiums.

A proportion of commission and other acquisition expenses relating to unearned premiums is carried forward as deferred acquisition expenses or, with regard to reinsurance outwards, as deferred income.

Claims
Claims and related reinsurance amounts are accounted for in respect of all incidents up to the year end. Provision is made on the basis of available information for the estimated ultimate cost including claims settlement expenses, of:

- claims reported but not settled;
- claims incurred but not yet reported.

In addition to unearned premiums and after taking account of investment return, additional amounts are set aside where necessary for unexpired risks to meet future claims on business in force at the end of the year.

Other assets

Capital expenditure
Expenditure on computers, motor cars and large items of equipment is depreciated over periods ranging up to four years, having regard to expected residual values. All other items of capital expenditure are charged to the profit and loss account as incurred.

Purchased interests in long term business
Blocks of in-force business purchased either directly or through the acquisition of a subsidiary undertaking, are capitalised at an actuarially determined fair value. These amounts are amortised over their effective lives.

Foreign currencies

Assets, liabilities and revenue transactions in foreign currencies are translated into sterling at rates of exchange ruling at the end of the year, other than for certain minor revenue transactions which are translated into sterling at the appropriate rates prevailing during the year. The resulting exchange adjustments are dealt with through reserves, except for those arising on cash settlements which are included in the profit and loss account. Currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense.

Revaluations of investments in subsidiary undertakings less revaluations of any related borrowings are taken directly to reserves.

Deferred tax

Deferred tax is calculated on the liability method and is provided for only to the extent that it is considered, with reasonable probability, that the liability will become payable within the foreseeable future.

Pension costs

The Group charges the regular cost of its pension schemes against profits on a systematic basis over the service lives of the pensionable employees. Variation from regular cost is allocated over the expected remaining service lives of current scheme members.

Any difference between the cumulative amounts charged against profits and contribution amounts paid is included as a provision, or prepayment, in the balance sheet. Deferred tax in respect of pension costs is accounted for in accordance with the policy described above.

2. Segmental analysis

(i) Turnover and new business

	New business Annual 1998 £m	New business Single 1998 £m	Gross premiums written 1998 £m	New business Annual 1997 £m	New business Single 1997 £m	Gross premiums written 1997 £m
Life and pensions						
UK						
– Life individual non-linked	45	274	889	42	194	765
– Life individual linked	48	173	308	38	103	240
– Life group non-linked	19	–	38	16	–	35
– Pensions individual non-linked	26	385	553	28	221	463
– Pensions individual linked	51	222	326	39	168	277
– Pensions group non-linked	13	348	509	17	455	584
Total UK	202	1,402	2,623	180	1,141	2,364
USA	34	5	146	26	23	150
France	5	66	98	6	77	103
Netherlands	4	38	75	4	26	57
Australia (discontinued business)	10	35	76	21	87	193
	255	1,546	3,018	237	1,354	2,867
Other investment business						
Unit trusts and PEPs						
– UK	19	755		5	574	
– France	–	36		–	29	
– Australia (discontinued business)	–	8		–	40	
Managed and Segregated Funds						
– UK*	–	11,322		–	6,050	
– Australia (discontinued business)	–	42		–	266	
	19	12,163		5	6,959	

* Managed funds of £10,683m (1997, £5,944m) are reported in Other technical income of £12,784m (1997, £6,442m) within the technical account – long term business.

(ii) Operating profit before tax

	1998 £m	1997 £m
PROFIT FROM CONTINUING OPERATIONS		
Life and pensions		
– UK (see Note 2(v))	261	231
– USA	24	21
– France	3	2
– Netherlands	4	3
	292	257
Investment management	32	21
General insurance business (see Note 2 (vi))	18	31
Other operations:		
– Banking (deposit taking/mortgage lending)	(2)	(3)
– Healthcare	(4)	(4)
– Estate agency*	(8)	(1)
– Fairmount	2	2
– Shareholders' other income (see Note 2 (iii))	39	23
	27	17
	369	326
PROFIT FROM DISCONTINUED AUSTRALIAN OPERATIONS	7	16
	376	342

* The estate agency result includes a charge of £4m arising primarily from the reassessment of provisions for vacant properties in line with FRS 12.

2. Segmental analysis *continued*

(iii) Shareholders' other income

	1998 £m	1997 £m
Investment return before interest expense	50	32
Interest expense on core debt	(6)	(3)
Unallocated corporate expenses	(5)	(6)
	39	23

(iv) Reconciliation between operating profit and profit before tax

	Long term business 1998 £m	General insurance 1998 £m	Other operations 1998 £m	Total 1998 £m	Total 1997 £m
Operating profit	299	18	59	376	342
Long term profit included in investment management result	36		(36)	–	–
Investment return on shareholders' retained capital in the UK long term fund (SRC)	150		74	224	295
Net capital (invested in)/released from non-profit business*	(284)			(284)	87
Accrued transfer to shareholders in respect of non-profit business included in operating profit	(135)			(135)	(122)
	66	18	97	181	602
Profit on sale of Legal & General Australia	308			308	–
Premium on repurchase of Euroconvertible bonds			(92)	(92)	–
Variation from longer term investment return		10		10	8
Profit on ordinary activities before tax	374	28	5	407	610

*Includes the effect of valuation basis changes

(v) Distribution from UK long term fund

	1998 £m	1997 £m
With-profits business	87	74
Non-profit business	93	84
Total distribution (net of tax)	180	158
Attributable tax	81	73
	261	231

(vi) Analysis of general insurance result

	Net premiums written £m	Underwriting profit/(loss) £m	Equalisation provision £m	Investment return £m	Operating profit/(loss) £m
Year ended 31 December 1998					
Household	163	(6)	(5)	15	4
Motor and other	33	(6)	0	2	(4)
Mortgage indemnity	4	11	0	7	18
UK	200	(1)	(5)	24	18
Overseas	0	(1)	–	1	0
	200	(2)	(5)	25	18
Year ended 31 December 1997					
Household	164	5	(5)	17	17
Motor and other	31	(6)	–	3	(3)
Mortgage indemnity	9	5	(1)	9	13
UK	204	4	(6)	29	27
Overseas	0	2	–	2	4
	204	6	(6)	31	31

2. Segmental analysis *continued*

(vii) Shareholders' net assets	SRC 1998 £m	Other 1998 £m	Total 1998 £m	Total 1997 £m
Life and pensions				
– UK	1,581	–	1,581	1,713
– USA		295	295	276
– France		31	31	29
– Netherlands		18	18	17
	1,581	344	1,925	2,035
Investment management	60	–	60	40
General insurance business	–	67	67	74
Other operations	56	301	357	65
Corporate funds	–	291	291	177
Australia (discontinued business)	–	–	–	47
	1,697	1,003	2,700	2,438

Shareholders' capital supporting general insurance business is based on the solvency margin appropriate for the business. This has been restated for 1997. In previous years, general insurance was shown as combined with corporate funds.

3. Investment return

(i) Investment income and gains	Technical account – long term business 1998 £m	Non-technical account 1998 £m	Technical account – long term business 1997 £m	Non-technical account 1997 £m
Investment income				
Income in respect of land and buildings	208	1	217	1
Income in respect of other investments				
– Received from group undertakings	8	0	0	0
– Received from other sources	2,341	149	2,003	95
	2,349	149	2,003	95
Total investment income	2,557	150	2,220	96
Realised investment gains	1,453	14	829	22
	4,010	164	3,049	118
Unrealised investment gains	6,056	18	5,228	10
	10,066	182	8,277	128
(ii) Investment expenses and charges				
Bank loans and overdrafts	(27)	(2)	(1)	(1)
Other borrowings	(12)	(84)	(12)	(46)
Total interest expense	(39)	(86)	(13)	(47)
Investment management expenses	(23)	(1)	(24)	(2)
	(62)	(87)	(37)	(49)
Total investment return	10,004	95	8,240	79
Comprising				
Longer term rate of return:				
General insurance	–	25	–	31
SRC	150	–	165	–
Variation from longer term rate of return:				
General insurance	–	10	–	8
SRC	74	–	130	–
Actual investment returns on:				
Other short term funds	–	60		40
Other long term funds	9,780	–	7,945	–
	10,004	95	8,240	79

Investment return has been allocated to/from the technical accounts in accordance with the ABI SORP using a longer term rate of investment return in relation to the respective investible funds. For 1998 and 1997 the investment return has been calculated by applying the longer term rates of return to the investment funds at the start of each quarter. The longer term rates used, which are consistent with the assumptions used for the expected return for achieved profits reporting, were UK equities (gross of tax credit) 9.3%pa (1997, 10.5%pa), UK gilts 6.4%pa (1997, 7.6%pa).

3. Investment return *continued*

(iii) Comparison of longer term and actual investment return:	1997-1998 £m	1997 £m
Actual return attributable to shareholders:		
– General insurance business	74	39
– SRC	519	295
	593	334
Longer term return included in technical accounts:		
– General insurance business	56	31
– SRC	315	165
	371	196
Cumulative excess of actual returns over longer term returns	222	138

4. Net operating expenses

	Technical account – Long term business 1998 £m	Technical account – General business 1998 £m	Technical account – Long term business 1997 £m	Technical account – General business 1997 £m
Acquisition costs	328	70	284	65
Administration expenses – maintenance	154		136	
– other	189		137	
Total administration expenses	343	10	273	12
Reinsurance commissions	(9)	0	(8)	1
	662	80	549	78
(Increase)/decrease in deferred acquisition costs (net of reinsurance)	(36)	(1)	(16)	3
	626	79	533	81

Other expenses comprise the costs of strategic system developments; year 2000; and expenses, but not claims, relating to the review of personal pensions required by the UK Personal Investment Authority.

5. Dividends

	1998 £m	1997 £m
Interim dividend paid 2 November 1998 of 4.56p (1997, 4.00p)	58	50
Proposed final dividend of 9.92p (1997, 8.70p)	127	110
	185	160

These dividends exclude those attributable to the employee share ownership trust.

6. Profit for the financial year

The profit for the financial year includes a profit of £115m (1997, £158m) dealt with in the accounts of the parent company, for which no profit and loss account is shown as permitted by Section 230 (4) of the Companies Act 1985.

7. Exchange rates

Principal rates of exchange used for translation into sterling at the end of the year:	1998	1997
United States dollars	1.66	1.65
French francs	9.29	9.90
Netherlands guilders	3.12	3.34

8. Tax charge/(credit)

	Technical account – long term business 1998 £m	Non-technical account 1998 £m	Technical account – long term business 1997 £m	Non-technical account 1997 £m
UK corporation tax at 31.0% (1997, 31.5%)	110	17	88	38
Double tax relief	(22)	0	(11)	0
Prior year adjustment	(3)	(8)	0	(3)
Tax attributable to franked investment income	109	1	78	1
Foreign tax	28	3	28	0
Deferred tax	105	15	78	0
	327	28	261	36
Tax attributable to the balance on the long term business technical account		(28)		82
		0		118

Reconciliation of tax charge	1998 £m	1997 £m
Tax at UK rate of 31.0% (1997, 31.5%) on profit on ordinary activities before tax	126	192
Reported tax charge	0	(118)
Difference	126	74
Difference between taxable and accounting investment gains	4	5
Higher overseas tax rates	1	(1)
Lower tax on UK dividends	1	1
Lower tax on SRC investment return	35	65
Lower tax on sale of Legal & General Australia	80	–
Disallowable expenditure less investment allowances	(3)	1
Prior year adjustments	8	3
	126	74

9. Auditors' remuneration

Fees paid to PricewaterhouseCoopers in relation to the audit of these financial statements amounted to £1.10m (1997, £1.14m). Included in these figures are £0.08m (1997, £0.08m) in respect of the Company. Non-audit fees paid to PricewaterhouseCoopers and their associates (being the predecessor partnerships of Price Waterhouse and Coopers & Lybrand) comprised:

	UK 1998 £'000	Group 1998 £'000	UK 1997 £'000	Group 1997 £'000
Regulatory returns and other audit related work	599	764	571	872
Consultancy	652	850	255	329
	1,251	1,614	826	1,201

The 1998 non audit fees originated as follows:	UK 1998 £'000	Group 1998 £'000
Paid to Price Waterhouse	66	297
Paid to Coopers & Lybrand	229	229
Paid to PricewaterhouseCoopers post 1 July 1998:		
– Commissioned from Coopers & Lybrand pre 1 July 1998	268	268
– Other	688	820
	1,251	1,614

Non audit fees in 1997 solely comprised amounts paid to the previous auditors, Price Waterhouse.

10. Earnings per share

Earnings per share have been calculated in accordance with FRS14 using the weighted average of ordinary shares in issue and the profits for the financial year. The reconciliation between the profit for the financial year and earnings per share and the adjusted profits for the financial year and related earnings per share is as follows:

	1998			1997		
	Weighted number of shares m	Profit £m	Earnings per share p	Weighted number of shares m	Profit £m	Earnings per share p
Operating profit after tax from continuing operations	1,268	267	21.03	1,243	231	18.61
Variation from longer term general insurance investment return		7	0.55		8	0.64
Profit from discontinued Australian business		4	0.32		10	0.77
Profit on sale of Australian business		293	23.23		–	–
Change in SRC		(100)	(7.93)		243	19.54
Premium on repurchase of Euroconvertible bonds		(64)	(5.07)		–	–
Profit for the financial year	1,268	407	32.13	1,243	492	39.56
Net shares under options allocatable for no further consideration	8	–	–	11	–	–
Euroconvertible bonds outstanding	2	0	(0.24)	41	5	(1.19)
Fully diluted profit for the financial year	1,278	407	31.89	1,295	497	38.37

11. Sale of Legal & General Australia

Legal & General Australia was sold to Colonial Limited on 1 July 1998 resulting in an exceptional pre-tax profit of £308m (£293m after tax). The results to the date of sale (shown in Note 2 (ii)) have been treated in the financial statements as discontinued business. This transaction generated proceeds, net of costs, of £358m (A$963m) comprising cash proceeds of A$881m, a loan repayment of A$50m and a pre-sale dividend of A$32m. Comparative figures for the technical account – long term business continuing and discontinued businesses in 1997 are given below.

	Continuing operations £m	Discontinued operations £m
Premiums written, net of reinsurance	2,601	190
Investment income and realised gains	2,905	144
Unrealised gains on investments	5,211	17
Other technical income	6,375	67
Claims incurred, net of reinsurance	(3,123)	(284)
Change in other technical provisions	(11,775)	(38)
Net operating expenses	(480)	(53)
Investment expenses and charges	(28)	(9)
Other technical charges	(13)	(3)
Tax attributable to the long term business	(251)	(10)
Allocated investment return	(130)	–
Transfer to the fund for future appropriations	(963)	(11)
Balance on the technical account – long term business	329	10

12. Investments

(i) Land and buildings	Long term business 1998 £m	Other business (including SRC) 1998 £m	Total 1998 £m	Long term business 1997 £m	Other business (including SRC) 1997 £m	Total 1997 £m
Leasehold properties						
– Long leaseholds	433	32	465	483	52	535
– Short leaseholds	34	3	37	32	3	35
	467	35	502	515	55	570
Freehold properties	2,299	159	2,458	2,086	213	2,299
Total land and buildings	2,766	194	2,960	2,601	268	2,869
(ii) Other financial investments*						
Shares and other variable yield securities and units in unit trusts	12,243	1,555	13,798	11,136	1,545	12,681
Debt and other fixed income securities	12,066	560	12,626	10,005	317	10,322
Loans secured by mortgages	23	950	973	27	802	829
Other loans						
– Policy loans	76	–	76	80	–	80
– Other loans	69	–	69	78	–	78
	145	–	145	158	–	158
Deposits with credit institutions	192	587	779	225	294	519
Other investments	2	243	245	7	40	47
Total other financial investments	24,671	3,895	28,566	21,558	2,998	24,556
Total investments	27,437	4,089	31,526	24,159	3,266	27,425
Original cost of investments:						
– Land and buildings	2,121	155	2,276	1,973	211	2,184
– Other financial investments	17,309	2,990	20,299	15,290	2,194	17,484
Included in the current values above are listed investments amounting to:	23,777	2,070	25,847	20,411	1,856	22,267

*The reported asset mix shown above does not reflect the use of derivatives. The effect of outstanding futures contracts is to change the mix as if, for long term business, the value as reported for shares, variable yield securities and unit trusts decreased by £371m (1997, £401m) and debt and other fixed income securities increased by £18m (1997, decrease £10m) and cash and deposits increased by £353m (1997, £411m). The effect on shareholders' and general insurance investments funds would be to change the mix as if the value as reported for shares, variable yield securities and unit trusts decreased by £101m (1997, £19m) and cash and deposits increased by similar amounts.

The value of land and buildings which were occupied by the Group for its own activities, included above, was £42m (1997, £44m).

13. Goodwill resulting from acquisitions

The cumulative goodwill charged against shareholders' funds prior to 1998, arising from the acquisition of subsidiaries which are still part of the Group, amounted to £90m at 31 December 1998 (1997, £90m).

14. Assets held to cover linked liabilities

	1998 £m	1997 £m
Managed funds	38,264	23,407
Other linked business	6,989	6,580
	45,253	29,987

The original cost of investments held to cover linked liabilities was £34,371m (1997, £22,964m).

15. Tangible assets

Fixtures, fittings, tools and equipment (principally computer equipment and cars)	1998 £m	1997 £m
Cost:		
At 1 January	122	114
– Exchange revaluation	(2)	(3)
– Additions	26	42
– Disposals	(32)	(29)
– Revaluations	0	(2)
At 31 December	114	122
Depreciation:		
At 1 January	77	70
– Exchange revaluation	0	(2)
– Provided during the year	17	24
– Disposals	(20)	(15)
At 31 December	74	77
Net book value at 31 December	40	45

16. Purchased interests in long term business

	1998 £m	1997 £m
Cost:		
At 1 January	191	191
– Exchange revaluation	(3)	0
– Disposal (sale of Australian business)	(30)	–
At 31 December	158	191
Amortisation:		
At 1 January	117	98
– Exchange revaluation	(1)	3
– Provided during the year	10	16
– Disposal (sale of Australian business)	(9)	–
At 31 December	117	117
Net book value at 31 December	41	74

The net book value of purchased interests in long term business represents the remaining unamortised portion of the actuarially determined fair values of purchased long term in-force business in the USA. Traditional life business is amortised over its economic life in proportion to the projected premium income from that business and interest rate sensitive business is amortised in relation to the present value of estimated gross profits.

17. Share capital and share premium

	Number of shares	1998 £m	1997 £m
Authorised share capital			
At 31 December: ordinary shares of 10p each	1,500,000,000	150	150

	Number of shares	Share capital £m	Share premium £m
Issued share capital			
Fully paid ordinary shares of 10p each			
At 1 January 1998	1,258,730,783	126	87
Options exercised under share option schemes			
– Executive share option scheme	3,492,767	0	6
– Save as you earn scheme	961,950	0	1
Conversions by holders of Euroconvertible bonds	14,772,837	2	31
At 31 December 1998	1,277,958,337	128	125

6.75% Euroconvertible subordinated bonds due 2008 (nominal £120m)

These are convertible into ordinary shares at 223 pence per share. On 5 January 1998 the Group made a tender offer to repurchase the outstanding bonds. This offer resulted in £31m nominal being repurchased and cancelled. In addition a further £24m nominal of these bonds was repurchased in the market. The premium paid on these repurchases, together with related expenses and residual unamortised costs from the original issue, totalled £92m (£64m after tax). Bond conversions and repurchases to 31 December 1998 were:

	Nominal amount of bonds £m	Percentage of issue %
Outstanding at 31 December 1997	91	77
Converted in 1998	(32)	(27)
Repurchased	(55)	(46)
Outstanding at 31 December 1998	4	4

The remaining bondholders may convert at any time and this would result in the issue of a further 2 million shares. The Group may repurchase the remaining outstanding bonds by way of market purchases on terms which may be agreed on a deal by deal basis or, alternatively, may trigger conversion by redeeming the bonds at par.

Options

Options over 13,021,878 shares are outstanding under executive and savings related share options schemes at 31 December 1998 as shown below:

Number of shares	Option price pence per share	Option period ending in	Number of shares	Option price pence per share	Option period ending in
2,404,094	93.2 – 258.0	1999	1,252,722	182.4 – 590.0	2003
1,920,766	137.6 – 404.0	2000	1,938,613	181.6 – 404.0	2004
2,402,567	135.6 – 590.0	2001	1,672,206	190.8 – 590.0	2005
1,430,910	137.6 – 404.0	2002			

Employee share ownership trust

The Company has an employee share ownership trust (ESOT) which purchases ordinary shares in the Company in the market and holds such shares for delivery to employees under the various employee share schemes. Instead of using shares purchased in the market by the ESOT, the Company may issue new shares.

During 1998, 1.7 million shares were allocated by the ESOT to employees under the Company's share schemes in respect of 1997. As at 31 December 1998 the ESOT held 4.5 million shares acquired at a cost of £9.5m and with a market value of £34.8m. The majority of these shares were acquired under an option agreement established in 1994 by the ESOT with a bank, the remainder, 0.1 million shares, were purchased at market rates throughout 1998. The ESOT's investments are included at cost in the Group's consolidated balance sheet within Other financial investments. The cost of shares acquired by the ESOT is being financed by an interest free loan from the Company.

18. Movement in consolidated profit and loss account

	1998 £m	1997 £m
At 1 January	2,225	1,897
Retained profit	222	332
Exchange losses	0	(4)
At 31 December	2,447	2,225

19. Borrowings

	Long term 1998 £m	Other business 1998 £m	Long term 1997 £m	Other business 1997 £m
Analysis by purpose				
Mortgage related – Legal & General Bank	–	28	–	220
Mortgage related – Other	9	318	12	374
Other	28	77	15	89
Total	37	423	27	683

Reported as:	1998 £m	1997 £m
Subordinated liabilities	4	91
Amounts owed to credit institutions – repayable, otherwise than by instalments, in less than five years	456	619
	460	710
Analysis by nature		
Unsecured		
– Medium term notes 1999/2001	265	209
– Guaranteed PEP Bond 2001	138	134
– Bank loans 1999	43	24
– Euro Commercial paper	10	85
– 6.75% Euroconvertible subordinated debt 2008 (Note 17)	4	91
– Sterling Commercial paper	–	167
	460	710
Analysis by maturity		
In one year or less or on demand	181	285
Between 1 and 2 years	138	187
Between 2 and 5 years	137	147
In 5 years or more	4	91
	460	710

i) The Group has committed revolving credit facilities amounting to £205m expiring between 2000 and 2002, arranged on a bilateral basis with a number of banks, which may be used to refinance existing borrowings.

ii) The maturity profile above is calculated on the basis that a facility to refinance maturing loans should not be recognised unless the facility and loan are related. If refinancing under the Group's committed facilities were recognised, then the amount shown as repayable within one year would be reclassified as repayable after more than one year.

19. Borrowings *continued*

Analysis by currency

After taking into account interest rate and currency swaps, the Group's borrowings at 31 December 1998 are as follows:

Currency	Total £m	Floating borrowings £m	Fixed borrowings £m	Fixed borrowings weighted average interest rate %	Period for which rate is fixed years
Sterling	392	388	4	6.75	11
US dollars	40	16	24	6.25	1
French francs	10	–	10	6.45	1
Other	18	18	–	–	–
	460	422	38		

20. Provisions for other risks and charges

Deferred taxation	1998 £m	1997 £m
At 1 January	81	3
Charge for the year	120	78
At 31 December	201	81

Potential deferred tax not provided for:	Long term business 1998 £m	Other 1998 £m	Long term business 1997 £m	Other 1997 £m
Unrealised net gains on investments	588	23	479	19
Other timing differences	(32)	(12)	(8)	(6)
	556	11	471	13

Potential deferred tax is computed at the relevant corporate tax rate according to existing law.

Of the £120m charge (1997, £78m), £105m (1997, £75m) relates to a deferred tax charge in the technical account – long term business which arises in respect of corporate and government debt for which a UK tax election is available for 1996 to 1998 only. It is expected that this charge will reverse in 1999. The balance of the 1998 charge, £15m, represents deferred tax charged on the profit on the sale of Legal & General Australia. No deferred tax is provided, or included in potential deferred tax, in respect of earnings retained by overseas subsidiaries.

21. General insurance business provisions

	1998 £m	1997 £m
Provision for unearned premiums		
– gross	169	185
– reinsurers' share	(3)	(4)
	166	181
Claims outstanding		
– gross	176	187
– reinsurers' share	(10)	(13)
	166	174
Equalisation provision	16	11
Other technical provisions (provision for unexpired risks)		
– gross	40	46
– reinsurers' share	(8)	(9)
	32	37
Deferred acquisition costs (DAC)	(44)	(44)
General insurance provisions, net of reinsurance and DAC	336	359

General insurance provisions, together with related reinsurance recoveries, are fairly stated in aggregate on the basis of available information, but the establishment of provisions can never be definitive and reassessments take place regularly. Equalisation provisions are calculated in accordance with statutory formulae. The increase for household business is 3% of net premiums written and for DMI business is 12% of net premiums written. These provisions are in addition to those for the anticipated cost of settlement of policyholder liabilities.

22. Long term insurance funds

Technical provisions	1998 £m	1997 £m
Long term business provision – gross	23,255	20,244
Technical provision for linked liabilities	45,196	29,809
Claims outstanding – gross	64	61
	68,515	50,114
Reinsurers' share of provisions	(252)	(170)
	68,263	49,944
Deferred acquisition costs	(483)	(493)
Fund for future appropriations	4,240	4,263
SRC in the UK long term fund	1,697	1,795
	5,937	6,058
Total long term insurance funds	73,717	55,509

Bonuses incurred during the year were £785m (1997, £671m), of which £521m (1997, £490m) are included in the long term business provision above.

The long term insurance funds represent the total assets associated with long term business less relevant creditors, valued in accordance with the provisions of Schedule 9A to the Companies Act 1985. The fund for future appropriations primarily consists of unrealised investment appreciation within the UK with-profits fund.

22. Long term insurance funds *continued*

The principal assumptions underlying the calculation of the UK long term business provision are:

	1998	1997
Rate of interest		
Life assurances	2.75-3.25%	3.25-4.00%
Bonuses on with-profits life assurances	2.25%	2.75%
Pension assurances	3.0-5.0%	3.5-5.5%
Annuities in deferment	3.0-4.5%	4.0-5.7%
Vested annuities	4.5%	5.7%
Vested annuities (RPI-linked – net rate after allowance for inflation)	1.75%	2.75%
Mortality tables		
Non-linked individual term assurances	A67/70 ult-3 yrs	A67/70 ult-3 yrs
Other non-linked life assurances	A67/70 ult-2 yrs	A67/70 ult-2 yrs
Annuities in deferment	A67/70 ult-3 yrs	A67/70 ult-3 yrs
Vested annuities (with allowance for secular trends accompanying CMI Report No.16 (1997: CMI Report No. 10, plus 0.25% p.a.))	88%a(55) ult-3 yrs	93%a(55) ult-3 yrs

Other assumptions

Local generally accepted interest rates and actuarial tables are used in calculating the long term business provisions for overseas long term business operations.

23. Other creditors

	Long term 1998 £m	Other business 1998 £m	Total 1998 £m	Long term 1997 £m	Other business 1997 £m	Total 1997 £m
Tax	126	68	194	102	54	156
Dividends	–	127	127	–	110	110
Inter-fund balances	500	(500)	–	498	(498)	–
Other creditors	279	323	602	164	217	381
Total	905	18	923	764	(117)	647

24. Summary of Legal & General Bank balance sheet

	1998 £m	1997 £m
Mortgages/investments	635	430
Other investments	458	50
Customer deposits	(942)	(206)
Borrowings	(28)	(220)
Other net (liabilities)/assets	(47)	1
Shareholders' funds	76	55

25. Company fixed assets

	Shares in Group companies 1998 £m	Loans to Group companies 1998 £m	Total 1998 £m	Total 1997 £m
At valuation, 1 January	2,191	375	2,566	2,261
Additions	–	34	34	11
Revaluation	287	34	321	294
At valuation, 31 December	2,478	443	2,921	2,566
At cost, 31 December 1997	200	393	–	593
At cost, 31 December 1998	200	427	627	–

26. Movement in company reserves

	Revaluation reserve 1998 £m	Profit and loss account 1998 £m	Revaluation reserve 1997 £m	Profit and loss account 1997 £m
At 1 January	2,023	202	1,692	205
Retained loss after tax and dividends	–	(70)	–	(3)
Increase in the net assets of subsidiaries	292	–	331	–
At 31 December	2,315	132	2,023	202

27. Cash flow for shareholders' and general insurance funds (excluding SRC and its subsidiaries)

(i) Reconciliation of profit on ordinary activities before tax	1998 £m	1997 £m
Profit on ordinary activities before tax	407	610
Profits relating to long term business	(291)	(273)
Profit before tax of SRC subsidiaries	(19)	(11)
Change in SRC	195	(260)
Cash received from long term business	151	162
Sale of Legal & General Australia (see Note 27 (vi))	(308)	–
Depreciation of tangible fixed assets	31	15
Decrease in general insurance technical provisions	(23)	(16)
Decrease/(increase) in other operating debtors	(77)	20
Increase in other operating creditors	62	16
Interest expense on core debt (see Note 27 (iv))	6	3
Investment gains	(32)	(32)
Net cash inflow from operating activities	102	234

(ii) Analysis of cash flows for headings netted in the cash flow

	1998 £m	1997 £m
Financing		
Issue of share capital	40	36
Decrease in total borrowings	(67)	(3)
Increase/(decrease) in mortgage related borrowings	57	(59)
	30	(26)
Portfolio investments		
Cash outflows from the purchase/advances of:		
Land and buildings	–	9
Shares and other variable yield securities and units in unit trusts	43	86
Debt and other fixed income securities	305	141
Loans secured by mortgages	15	162
Other loans and investments	210	24
Cash inflows from the sale/redemption of:		
Land and buildings	(9)	–
Shares and other variable yield securities and units in unit trusts	(50)	(82)
Debt and other fixed income securities	(236)	(209)
Loans secured by mortgages	(72)	(103)
Other loans and investments	(7)	(1)
Net cash outflows from:		
Deposits with credit institutions	15	80
	214	107
Increase/(decrease) in mortgage loans financed by borrowings	57	(59)
	271	48

27. Cash flow for shareholders' and general insurance funds (excluding SRC and its subsidiaries) *continued*

(iii) Movement in opening and closing portfolio investments net of financing

	1998 £m	1997 £m
Net cash (outflow)/inflow for the period	(8)	5
Cash flow (excluding long term business and SRC)		
Net purchase of portfolio investments	214	107
Decrease in loans (including mortgage related)	67	3
Movement arising from cash flows	273	115
Movement in long term business and SRC investments net of financing	4,084	3,914
Changes in market values and exchange rate effects	28	33
Total movement in portfolio investments net of financing	4,385	4,062
Portfolio investments net of financing at 1 January	26,830	22,768
Portfolio investments net of financing at 31 December	31,215	26,830

(iv) Analysis of interest and year end related borrowings

	Year to 31.12.98		Year to 31.12.97	
	Interest expense £m	Related borrowings £m	Interest expense £m	Related borrowings £m
Total	40	460	61	710
Attributable to borrowings of long term business	(3)	(37)	(7)	(27)
Interest on overdrafts and other items not classified as borrowings	(1)	–	(12)	–
	36	423	42	683
Attributable to mortgages	(30)	(346)	(39)	(594)
Core debt attributable to general insurance and shareholders	6	77	3	89

(v) Movement in cash and portfolio investments net of financing

	At 1 Jan 1998 £m	Cash flow £m	Changes in long-term business (incl. SRC) £m	Changes to market and currency values £m	At 31 Dec 1998 £m
Cash at bank, and in hand	115	(8)	41	–	148
Land and buildings	2,870	(9)	100	–	2,961
Shares and unit trusts	12,680	(7)	1,106	18	13,797
Debt and other fixed income securities	10,322	69	2,226	10	12,627
Loans secured by mortgages	840	(57)	201	–	984
Other loans	194	203	(18)	–	379
Deposits with credit institutions	519	15	245	–	779
	27,425	214	3,860	28	31,527
Financing					
Loans due within 1 year	(285)	27	77	–	(181)
Loans due after 1 year	(425)	40	106	–	(279)
	(710)	67	183	–	(460)
	26,830	273	4,084	28	31,215

(vi) Sale of Legal & General Australia

	1998 £m
Portfolio investments disposed of	26
Other net liabilities disposed of	(9)
Profit on sale	308
Net cash proceeds of sale*	325

* The total sale proceeds including a loan repayment and a pre-sale dividend were £358 million.

28. Directors' remuneration and share interests

The Directors' Report on Remuneration, which explains the approach to remuneration policy, is set out on pages 38 and 39. Directors' remuneration comprises emoluments (including deferred bonuses), pension entitlements, long term incentives and gains on share options exercised.

Emoluments

The emoluments for directors for 1998 were as follows:

	Salary/fees £'000	Benefits £'000	Bonus Cash £'000	Bonus Deferred £'000	Total 1998 £'000	Total 1997 £'000
Executive						
Anthony Hobson	240	14	100	60	414	354
Andrew Palmer	200	14	80	48	342	259
Robin Phipps	200	14	100	60	374	284
David Prosser	440	14	250	150	854	674
David Rough	300	14	200	120	634	494
	1,380	70	730	438	2,618	2,065
Non-executive						
Bernard Asher	25				25	–
Charles Bowen	30				30	30
Honor Chapman	30				30	30
Sir Christopher Harding	120				120	132
Rob Margetts	49				49	30
Barrie Morgans	30				30	8
Elizabeth Wall	8				8	–
Alan Wheatley	46				46	41
Former non-executive directors	22				22	86
	1,740	70	730	438	2,978	2,422

Bernard Asher and Elizabeth Wall were appointed on 1 March and 1 October 1998, respectively. The fees for non-executives are non-pensionable. No fees are payable to executive directors.

The remuneration, excluding pension entitlement, of the highest paid director in 1998 was £1,184,000, including gains on the exercise of share options (as detailed on page 70) of £330,000. The remuneration of the highest paid director in 1997 was £1,731,000, including gains on the exercise of share options of £1,057,000.

The deferred bonus scheme operated by the Group for 1998 is the Restricted Share Plan (RSP), which is described in the Directors' Report on Remuneration on pages 38 to 39. The value of the shares received by directors under the RSP is reported as part of directors' remuneration and included in beneficial share interests, at the date of allocation. The deferred bonus scheme used in 1996 and 1997 was the Share Bonus Plan (SBP) and the value of shares issued under the SBP was reported as part of directors' remuneration at the date of allocation.

Pension entitlements

The five executive directors participate in the non-contributory Legal & General Senior Pension Scheme (the Scheme), for which all UK senior managers are eligible. This is a defined benefit scheme and, at the normal retirement age of 60, they will be entitled, subject to Inland Revenue limits, to two thirds of pensionable remuneration, which is the basic salary received in the twelve months prior to retirement. A reduced pension may be taken on early retirement from age 50 with the consent of the trustees of the Scheme. Post-retirement pension increases provided by the Scheme are awarded in line with inflation up to 5% p.a., but with a minimum annual increase of 3%.

On death in service, a capital sum equal to four times salary is payable, together with a spouse's pension of four ninths of the member's pensionable remuneration. For death in retirement, a spouse's pension of two thirds of the member's pre-commutation pension is payable. In the event of death after leaving service, but prior to commencement of pension, a spouse's pension of two thirds of the accrued preserved pension is payable. If the director is not survived by a spouse, but by a child under 18, or under 23 if in full-time education, a child's pension equal to the surviving spouse's pension is payable. Where a spouse or child pension is not payable, equivalent benefits may be paid to a dependant at the discretion of the Company and the Trustees. Substantial protection is also offered in the event of serious ill health; this latter benefit has no transfer value in the event of the insured leaving service.

28. Directors' remuneration and share interests *continued*

Pension entitlements *continued*

	Age at 31 December 1998	Increase in accrued pension in 1998 £'000	Accumulated accrued pension at 31 December 1998 £'000
Anthony Hobson	51	12	95
Andrew Palmer	45	11	56
Robin Phipps	48	14	77
David Prosser	54	26	218
David Rough	47	12	91

The increase in accrued pension during the year is shown net of inflation.

Shareholdings

The holdings of directors in office at the end of the year in the issued share capital of the Company, including shares received under the RSP in previous years but not yet vested, are shown below. These exclude shares awarded by the Company under the SBP and the PSP.

	1 Jan 1998	31 Dec 1998		1 Jan 1998	31 Dec 1998
Bernard Asher	–*	–	Andrew Palmer	650	3,268
Charles Bowen	2,000	2,000	Robin Phipps	23,887	28,214
Honor Chapman	3,165	3,165	David Prosser	145,636	153,388
Sir Christopher Harding	10,000	20,000	David Rough	123,817	123,917
Anthony Hobson	76,725	73,770	Elizabeth Wall	–*	–
Rob Margetts	2,058	2,934	Alan Wheatley	7,500	7,500
Barrie Morgans	–	5,000	* on date of appointment		

Long term incentives

The table below shows the directors' conditional awards of PSP shares –

	Year of award			Year of vesting	
	1996	1997	1998	Earliest	Latest
Anthony Hobson	14,473	9,196	5,270	1999	2001
Andrew Palmer	7,238	4,598	3,294	1999	2001
Robin Phipps	7,238	5,748	3,953	1999	2001
David Prosser	21,710	13,794	10,540	1999	2001
David Rough	14,473	9,196	6,588	1999	2001

The number of PSP shares vested will be equal to the conditional award, if the Legal & General total shareholder return (TSR) is above the median return of the FTSE 100 over the three years from the date of the award; and up to a maximum of four times the conditional award for performance at or above the twentieth position. Pro-rata awards will be made for performance between these levels.

The value on vesting of any shares received by directors under the PSP will be disclosed in the Report and Accounts in the year of vesting. At 31 December 1998, the group's TSR placed it in the top 20 companies in the FTSE 100 during the period since May 1996.

An executive share option scheme will be instituted in 1999, subject to Shareholders' approval. This is described in the Directors' Report on Remuneration on pages 38 and 39 and the Circular to shareholders dated 17 March 1999. PSP awards for 1999 onwards to directors will be made as an alternative to executive share options on the basis of one PSP share to five share options.

28. Directors' remuneration and share interests *continued*

Share options

The previous executive share option scheme closed for new grants in 1995. Outstanding options under that scheme remain in force and are set out below, together with options under the Save As You Earn (SAYE) share option scheme.

Movements in year	Share options 1 Jan 1998	SAYE options granted	Options exercised	Share options 31 Dec 1998	Weighted average price (p)	Earliest date exerciseable	Latest date exerciseable
Anthony Hobson	141,237	–	(62,500)	78,737	206	10.4.97	10.4.04
Andrew Palmer	92,500	–	(25,000)	67,500	194	10.4.97	9.10.04
Robin Phipps	111,502	330	(45,000)	66,832	184	10.4.97	9.10.04
David Prosser	66,675	–	(57,652)	9,023	173	1.5.00	1.6.02
David Rough	128,531	–	(100,000)	28,531	212	10.4.97	10.4.04

No options lapsed during 1998. As at 31 December 1998, there were no options outstanding where the exercise price exceeded the market price. The market price of the shares at 31 December 1998 was 781p and the range during 1998 was 522p to 793p. The company's register of directors' interests, which is open to inspection, contains full details of directors' shareholdings and share options.

Gains on the exercise of share options

Gains on share options represent the number of shares under option which have been exercised by the directors during the year, valued at the difference between the market price at the date of exercise and the exercise price paid.

	Options exercised	Exercise price (p)	Market price at date of exercise (p)	Gain in 1998 £'000	Gain in 1998 £'000	Gain 1997 £'000
Anthony Hobson	15,000	183	732	82		
	5,000	183	698	25		
	12,000	194	748	67		
	25,500	194	717	133		
	5,000	182	698	26	333	84
Andrew Palmer	25,000	146	698	138	138	126
Robin Phipps	45,000	183	754	257	257	213
David Prosser	50,000	182	750	284		
	7,652*	118	720	46	330	1,057
David Rough	50,000	182	732	275		
	50,000	203	717	257	532	129
					1,590	1,609

*SAYE options.

Directors' loans

At 31 December 1998 there were outstanding mortgage loans from Legal & General Bank Ltd (on terms available to all staff) amounting to £94,000 (1997, £91,000) made to 2 (1997, 2) directors/connected parties.

29. Related party transactions

There were no material transactions between directors or key managers and the Legal & General group of companies which are required to be disclosed under Financial Reporting Standard No.8 Related Party Disclosures. All transactions between the Group, its directors and key managers are on commercial terms at rates which are no more favourable than those available to staff in general.

30. Employee information

	1998	1997
Average number of employees		
UK		
– Insurance operations	5,659	4,970
– Investment management	412	404
– Estate agency	546	572
– Other	97	119
Total UK employees	6,714	6,065
France	224	206
Netherlands	92	93
USA	254	248
Australia (to date of sale)	615	591
Worldwide employees	7,899	7,203

Aggregate gross remuneration	£m	£m
Wages and salaries	178	161
Social security costs	18	15
Other pension costs	13	12
	209	188

Included in the UK figures are 708 (1997,628) part time employees with an aggregate gross remuneration of £7m (1997, £6m).

31. Contingent liabilities, guarantees and indemnities

Within the Group's long term operations there are contingent liabilities for uncalled stock exchange and other investments of £4m (1997, £10m). In addition, Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

In 1975 the Society was required by the Institute of London Underwriters (the ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory) a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv, as part of the arrangements under which it acquired Victory, provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability, is uncertain. The Society has made no payment or provision in respect of this matter.

32. Commitments

	1998 £m	1997 £m
Authorised and contracted commitments not provided for in respect of investments, including property development and mortgage lending, payable after 31 December:		
Long term business	509	206
Shareholders' (including SRC) and general insurance	55	65
	564	271

33. Principal subsidiaries

The principal subsidiaries consolidated in these financial statements, of which the Group holds all of the ordinary share capital and voting rights, except for Gresham Insurance Company Limited in which the Group holds 90% of the ordinary share capital, are listed below:

Company name	Nature of business	Country of incorporation
Legal & General Finance Plc*	Treasury operations	Great Britain
Legal & General Assurance Society Limited ("the Society")	Long term and general insurance	Great Britain
Legal & General Insurance Limited	General insurance	Great Britain
Legal & General Investment Management Limited	Investment management	Great Britain
Legal & General Assurance (Pensions Management) Limited	Pension fund management	Great Britain
Legal & General Bank Limited	Deposit taking/mortgage lending	Great Britain
Legal & General Mortgage Services Limited	Provision of mortgages	Great Britain
Legal & General Property Limited	Property management	Great Britain
Legal & General (Unit Trust Managers) Limited	Unit trust management	Great Britain
Legal & General Estate Agencies Limited	Estate agency	Great Britain
Legal & General Ventures Limited	Venture capital management	Great Britain
Legal & General Direct Limited	Direct distribution	Great Britain
Fairmount Group Plc	Financial services	Great Britain
Gresham Insurance Company Limited	General insurance	Great Britain
Legal & General (France) SA	Long term insurance	France
Legal & General Bank (France) SA	Financial services	France
Legal & General Nederland Levensverzekering Maatschappij NV	Long term insurance	Netherlands
Banner Life Insurance Company Inc	Long term insurance	USA
William Penn Life Insurance Company of New York Inc	Long term insurance	USA

*Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

The principal area of operation of subsidiaries incorporated in Great Britain is in the UK. For overseas subsidiaries the principal country of operation is the same as the country of incorporation. The principal activities of the Company and its subsidiaries are:

Long term insurance business
Ordinary life and pensions business covers individual life and annuity policies, including capital redemption and permanent health insurance, individual pension arrangements and employers' schemes (including group life and permanent health insurance benefits).

Investment management business
Provision of a fund management service for the Group's insurance and shareholders' funds as well as clients' funds through managed and segregated funds, unit trusts and personal equity plans.

General insurance business
Household, mortgage indemnity, motor and healthcare.

Other
Provision of advisory services to both companies and individuals, banking, mortgage lending, stockbroking, pension fund trustee services and property agency services.

34. Officers' loans

At 31 December 1998 there were loans outstanding amounting to £76,900 (1997, £10,000) made to 2 (1997, 1) officers of the Company.

35. Pension costs

The Group operates a number of pension schemes in the UK and overseas. The assets of all the defined benefit schemes are held in separate trustee-administered funds and all significant schemes have been subject to regular valuation of formal reviews by qualified actuaries who were employees of the Group.

The charges for pension costs for the schemes within the Group were:

		1998 £m		1997 £m
Defined benefit schemes				
– Legal & General Group UK Pension and Assurance Fund (the Fund)		5		5
– Legal & General Group UK Senior Pension Scheme (the Scheme)		3		3
		8		8
being:				
Regular pension costs	13		13	
Amortisation of surplus	(5)		(5)	
– Other UK and Overseas schemes		1		1
		9		9
Defined contribution schemes		3		3
		12		12

From 1 January 1995, the Fund was closed to new members and subsequently relevant new staff have been eligible to participate in a group personal pension plan, a defined contribution scheme. The regular pension costs paid by the Group to the main defined benefit schemes amounted to £13m (Fund £8m, Scheme £5m) (1997, £13m (Fund £9m, Scheme £4m)). The latest actuarial valuations of the Fund and the Scheme at 31 December 1997 used the projected unit method and the principal financial assumptions adopted were:

Rate of increase in pensions in payment	3.75%	Retail price index	4.0%
Rate of growth in dividend income	4.0%	Rate of return on investments	8.0%
Rate of interest applied to discount liabilities	8.0%	Rate of increase in salaries, excluding promotional increases	6.0%

The actuarial value of the combined assets of the Fund and Scheme at 31 December 1997 was £459m, which was sufficient to cover 124% of the benefits which had accrued to members. The combined market value of the assets of the Fund and Scheme at 31 December 1997 was £572m.

The surpluses disclosed by the valuations are being amortised over 13 years (the average expected remaining service lives of the members of the current schemes) using the percentage of pay amortisation method. The average contribution rate of pensionable salary in 1998 for the principal UK schemes was 10.7% (1997, 10.5%). The regular contribution rate, before amortisation of surplus, was 17% (1997, 17%).

There were no contributions prepaid or outstanding at either 31 December 1997 or 31 December 1998. The Group has no liability for retirement benefits other than for pensions.

36. Associated undertakings

As part of an arrangement to provide household insurance to customers of the Woolwich plc (Woolwich), the Group has a 10% interest in Woolwich Insurance Services Limited (WIS) and Woolwich has a 10% interest in the Group's subsidiary, Gresham Insurance Company Limited (Gresham). The Group's 10% holding in WIS is accounted for as an associate and is included in investments. The Group also has investments where its holding exceeds 20% of the equity share capital. Details of these investments have not been provided and they have not been treated as associated undertakings as either: they are held as part of the investment portfolio and their value to the Group arises through their marketable value rather than through their earnings and assets; the Group does not exercise any significant influence over them; or their operations are not significant in relation to the financial statements of the Group. The minority interest in Gresham has not been separately disclosed as it is not material.

Report of the Auditors

to the members of Legal & General Group Plc

We have audited the financial statements on pages 43 to 73 which have been prepared in accordance with the accounting policies set out on pages 50 to 52.

Respective responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report, as described on page 42 of the financial statements. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements.

We review whether the statement on pages 36 to 37 reflects the Company's compliance with those provisions of the Combined Code specified for our review by the London Stock Exchange, and we report if it does not. We are not required to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its internal controls.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 1998 and the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
and Registered Auditors
London, 24 February 1999

Supplementary Financial Statements

Achieved Profits Basis

Table of Contents

Consolidated Profit and Loss Account

Year ended 31 December 1998

Profit from continuing operations	Note	1998 £m	1997 £m
Life and pensions			
– UK		327	723
– USA		47	45
– France		19	8
– Netherlands		11	11
		404	787
Investment management		72	47
General insurance business		18	31
Other operations		(12)	(6)
Shareholders' other income		39	23
		521	882
Profit from discontinued Australian operations		13	66
		534	948
Profit on sale of Legal & General Australia	4	180	–
Premium on repurchase of Euroconvertible bonds		(92)	–
Variation from longer term general insurance investment return		10	8
Effect of 1997 UK Budget tax changes	5	–	(74)
Profit for the financial period		632	882
Profit attributable to shareholders		504	665
Distribution from UK long term fund (net)		180	158
Dividends payable		185	160
Dividend per share		14.48p	12.70p
Earnings per share:			
– based on profit from continuing operations after tax		30.60p	53.76p
– based on profit for the financial period		39.75p	53.52p
Fully diluted earnings per share			
– based on profit from continuing operations after tax		30.43p	51.98p
– based on profit for the financial period		39.52p	51.75p
Shareholders' funds		£4,465m	£4,101m
Core shareholder debt		£77m	£89m

Consolidated Balance Sheet – Achieved Profits Basis

As at 31 December 1998

	Note	1998 £m	1997 £m
Assets			
Investments		76,779	57,412
Long term in-force business	1	1,806	1,737
Other assets		1,768	1,579
Total assets		80,353	60,728
Liabilities			
Shareholders' funds		4,465	4,101
Subordinated liabilities		4	91
Fund for future appropriations		4,240	4,263
Technical provisions		68,917	50,543
Creditors		2,727	1,730
Total liabilities		80,353	60,728

1. Basis of preparation

These supplementary financial statements, presented in summary form, have been audited by PricewaterhouseCoopers and prepared in conjunction with the consulting actuaries – Tillinghast Towers-Perrin (UK and the Netherlands); Milliman & Robertson (US); Befec-Price Waterhouse (France).

The basis adopted for reporting in these statements is in accordance with the draft guidance on 'Accounting in group accounts for proprietary companies' long term insurance business' issued in February 1996 by the Association of British Insurers. This guidance, which is still in the course of development, sets out a more realistic method for reporting shareholders' profits for long term business – 'achieved profits'. These statements are supplementary to those on pages 43 to 73, which have been prepared on the modified statutory solvency (MSS) basis.

The long term in-force business is the embedded value of long term business, less the value of shareholders' net assets as reported in respect of long term business on the MSS basis, adjusted as described below.

2. Description of methodology

The achieved profits basis of reporting long term business recognises profit as it is earned over the lives of insurance contracts. Unlike the MSS basis, the timing of profit is not directly related to the incidence of bonus distribution to policyholders or the timing of statutory surplus, although the total profit earned over the life of each contract is the same under both methods.

The achieved profits basis has regard to the cashflows available for the benefit of shareholders over the lifetime of a contract. These cashflows are determined by reference to the statutory solvency accounts for a long term fund or company. The assets representing the fund or company on this basis are firstly attributed to supporting long term technical provisions or, where relevant, with-profits funds. Additional assets may be regarded as locked in to meet a target level of solvency cover. The balance of assets then represents the shareholders' net worth.

The cashflows are projected for both the in-force business and shareholders' net worth. The present value of these cashflows represents the embedded value of the long term business. The amount of profit recognised in a period, net of tax, is the increase in the embedded value before any distributions to, or capital injections from, shareholders.

Cashflow projection

The calculation of embedded value requires the projection of cashflows over the duration of in-force policies. Actuarial modelling techniques are used, which make realistic assumptions about future economic and investment conditions, together with detailed assumptions on, inter alia, mortality, persistency, morbidity and expenses. These actuarial assumptions reflect recent operating performance and experience and are reviewed annually. Favourable changes in operating experience are not anticipated until the improvement in experience is reasonably certain.

Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second method, which is used where the investments of a subsidiary are substantially all fixed interest, projects the cashflows from the current portfolio and assumes an investment return on reinvestment of surplus cashflows. The assumed rates of discount and inflation are consistent with the investment return assumptions.

For participating with-profits business, bonus rates are assumed at a level which would eventually utilise all the assets supporting that business.

The projected cashflows are discounted to present value using after tax discount rates, which include a risk margin to allow for the uncertainty of the cashflows projected. The inclusion of risk margins in discount rates and the allowance for capital locked in to supporting the business, result in a prudent recognition of profit in each period.

Analysis of profit
The contribution to operating profit in a period arises from three main sources: new business written; the management of in-force business; and from shareholders' net worth. Further profit contributions relate to variances arising from the actual investment returns differing from those assumed, and to changes in the economic assumptions made.

In respect of UK life and pensions, solvency capital of with-profits new business is provided by assets backing the with-profits fund; that for non-profit business is provided by the shareholders' net worth, which is included in the embedded value at a discounted value. It is therefore not necessary to allow separately for the cost of solvency capital in the calculation of the contribution from new business. For overseas and managed funds business, the contribution from new business reflects an appropriate allowance for the cost of solvency capital.

The contribution from new business represents the value recognised as at the end of the year from new business written in the year, less the actual cost of acquiring that business and of establishing technical provisions and reserves. The risk discount rate can be regarded as the target rate of return, so that a positive contribution from new business represents the value created in excess of that required to meet the target rate.

The contribution from in-force business reflects: the increase in the value of the in-force book due to the effect of the time value of money; and the release of the risk margin in the discount rate assuming that operating experience is in line with assumptions. In practice, experience will vary from the assumptions and management's success in the administration of the in-force business will be reflected in the experience variances included in the reported profit. The effects of changes in assumptions, other than changes in economic assumptions, are reflected as at the end of the reporting period and are included in the contribution from in-force business. Any material contribution from this source is disclosed.

The contribution from shareholders' net worth comprises the increase in embedded value of shareholders' net worth due to the effect of the time value of money and of experience variances in the period, other than investment variances, which are disclosed separately.

Tax
The projections also take into account all tax which is expected to be paid, including tax which would arise if shareholders' retained profits were eventually to be distributed.

Because the value of the new and in-force business is calculated using discounted projections of after-tax distributable profits, the profit recognised in each financial period is an after-tax result. The profit before tax is calculated by grossing up after-tax profit at the full rate of corporate tax for each country. To arrive at operating profit, the contribution from shareholders' net worth is grossed up at 20% to reflect the tax associated with a longer term investment return. For shareholders' net worth, profit before tax has been grossed up to reflect the actual tax.

3. Segmental analysis of results

(a) Contribution from continuing long term business

	UK Life and Pensions		UK Managed Funds		Overseas		Total	
	1998 £m	1997 £m	1998 £m	1997 £m	1998 £m	1997 £m	1998 £m	1997 £m
Contribution from:								
– new business	72	78	43	29	20	11	135	118
– in-force business*	113	183	27	5	32	40	172	228
– shareholders' net worth	167	180	–	–	9	5	176	185
Operating profit	352	441	70	34	61	56	483	531
Variances from longer term investment return**	78	281	5	10	10	(2)	93	289
Economic assumption changes	(103)	1	2	–	6	10	(95)	11
Profit before tax	327	723	77	44	77	64	481	831
Tax	(77)	(170)	(24)	(14)	(29)	(23)	(130)	(207)
Profit after tax	250	553	53	30	48	41	351	624

* The UK life and pensions contribution from in-force business reflects a charge of £55m (1997, £39m) in respect of expense variances against assumptions. This is due in both years, primarily, to the cost of investment in strategic systems.

** The variation from longer term investment return represents the effect of the investment performance in respect of shareholders' net worth and in-force business compared with embedded value assumptions at the beginning of the period.

(b) Movement in embedded value for continuing operations

	UK Life and Pensions		UK Managed Funds		Overseas		Total	
	1998 £m	1997 £m	1998 £m	1997 £m	1998 £m	1997 £m	1998 £m	1997 £m
At 1 January	3,190	2,890	49	31	327	291	3,566	3,212
Exchange rate movements	–	–	–	–	5	(2)	5	(2)
	3,190	2,890	49	31	332	289	3,571	3,210
Profit after tax	250	553	53	30	48	41	351	624
Effect of 1997 UK Budget tax change	–	(51)	–	–	–	–	–	(51)
Capital movement	(23)	(44)	–	–	–	–	(23)	(44)
Distributions	(180)	(158)	(25)	(12)	(4)	(3)	(209)	(173)
At 31 December	3,237	3,190	77	49	376	327	3,690	3,566

(c) Components of embedded value for continuing operations

Shareholders' net worth	1,287	1,446	–	–	128	116	1,415	1,562
Value of in-force business	1,950	1,744	77	49	248	211	2,275	2,004
Embedded value	3,237	3,190	77	49	376	327	3,690	3,566

For the UK life and pensions business, shareholders' net worth comprises the Shareholders' Retained Capital on the MSS basis, subject to adjustment for deferred acquisition costs, and the sub-fund, both net of allowance for tax; but excludes the net assets of £116m (1997, £82m) of long term fund operational subsidiaries. For other life and pensions operations, the shareholders' net worth comprises the shareholders' capital associated with the long term business. This is adjusted, where applicable, for an amount locked-in to satisfy solvency requirements.

3. Segmental analysis *continued*

(d) Shareholders' net assets	1998 £m	1997 £m
Embedded value of life and pensions businesses		
UK	3,237	3,190
USA	271	242
France	45	33
Netherlands	60	52
Australia – discontinued business	–	179
	3,613	3,696
Investment management*	137	89
General insurance business	67	74
Other operations/corporate funds	648	242
	4,465	4,101

*Including £77m (1997, £49m) embedded value of UK Managed Funds business. All other investment management subsidiaries are included at net asset value. The net assets of these UK long term fund subsidiaries and the value of the in-force UK Managed Funds business, are attributed to the investment management business. The net assets of other UK long term fund operating subsidiaries are included in Other operations.

4. Sale of Legal & General Australia

Legal & General Australia was sold to Colonial Limited on 1 July 1998, resulting in an exceptional pre-tax profit of £180m (£165m after tax). The results to the date of sale have been treated in these financial statements as discontinued business.

5. Effect of 1997 UK Budget tax changes

The effect of tax changes in the July 1997 Budget reduced the UK life and pensions embedded value by £72m (£105m before tax), while the subsequent further reduction in corporation tax increased the embedded value by £21m (£31m before tax). The full year effect was a reduction of £51m (£74m before tax).

6. Assumptions

UK

i) The assumed future pre-tax return on fixed interest securities is set by reference to redemption yields available in the market at the end of the reporting period.

Type of investment	1998 %p.a.	1997 %p.a.
Fixed interest	5.0	6.7
RPI-linked	4.5	6.4
Equities and property	7.1	8.8

The fixed interest return is derived from a return on gilts of 4.5% p.a. and on other fixed interest of 5.7% p.a. (1997, 6.4% p.a. and 7.2% p.a. respectively). The assumed return on other fixed interest of 5.7% p.a. is net of an allowance for default risk of 0.1% p.a. (1997, nil).

The corresponding return on equities and property is set by reference to this fixed interest assumption.

ii) The risk discount rate has been set by reference to the assumed future investment returns, at 7.0% p.a. net of tax (1997, 8.7% p.a.). Potential transfers are discounted from the time at which they are assumed to become available for distribution to shareholders. Thus, capital retained in the long term fund to support the business is not assumed to be immediately available for distributions and is hence included at a discounted rate.

iii) The assumed rate of inflation for both expense and earnings is 3.4% p.a. (1997, 4.2% p.a.). For indexation purposes the inflation rate has been set at 2.4% p.a. (1997, 3.2% p.a.).

iv) Assets are valued at their market value. For the projection of investment returns, asset values are adjusted in the case of fixed interest and RPI-linked investments to reflect the assumed interest and inflation rates.

v) The value of the sub-fund is the discounted value of projected investment return for a period of 20 years.

vi) The value of new business has been calculated using actual acquisition costs.

vii) The cost of investment in strategic systems, which will also be used for the acquisition and administration of future new business, has all been charged against in-force business at the beginning of the year.

viii) Future bonus rates have been set at levels which would fully utilise the assets supporting with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

ix) The value reflects a prudent allowance for compensation in relation to pension transfers and opt-outs.

x) The value of the Managed Funds in-force business assumes a margin of prudence over recent persistency experience, and further limits the cashflows projection to ten years.

xi) Other actuarial assumptions have been set at levels commensurate with recent operating performance and experience, including those for mortality, persistency and maintenance expenses (excluding non-recurring costs). These are reviewed annually. An allowance is made for secular trends in annuitant mortality based on externally published data.

xii) Business in force comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DSS rebates have not been treated as recurrent. For Managed Funds, new business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns.

Overseas

The embedded values reflect realistic assumptions of future cash flows available to shareholders and operating experience and are discounted at a risk rate set by reference to assumed future investment returns or reinvestment rates.

Key assumptions for the USA are:

	1998 %p.a.	1997 %p.a.
Reinvestment rate	5.75	6.45
Risk discount rate (net of tax)	7.8	8.5

The assumed future pre-tax return is projected from the actual investment portfolio less specific margins for the risks associated with the investments.

Report of the Auditors

to the directors of Legal & General Group Plc on the supplementary financial statements

We have audited the supplementary financial statements on pages 75 to 80 which have been prepared in accordance with the achieved profits basis as set out in Note 1 on page 76 and which should be read in conjunction with the notes to the financial statements prepared on the modified statutory solvency basis which are on pages 43 to 73.

Respective responsibilities of directors and auditors

As described on page 42, the Company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on these supplementary statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in these supplementary statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of these statements and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that these supplementary statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the supplementary financial statements.

Opinion

In our opinion, the supplementary financial statements have been properly prepared in conformity with the methodology and disclosure requirements contained in the "Draft guidance on accounting in group accounts for proprietary companies' long term insurance business" issued by the Association of British Insurers dated February 1996 in respect of information which is supplementary to financial statements prepared on a modified statutory solvency basis.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
London, 24 February 1999

Five Year Financial Review

Consolidated Profit & Loss Account

	1998 £m	1997 £m	1996 £m	1995 £m	1994 £m
Long term business	299	273	250	220	168
Investment management/other operations	20	15	6	(2)	(2)
General insurance business	18	31	30	42	21
Shareholders other income	39	23	5	11	(18)
Operating profit	376	342	291	271	169
Profit on sale of discontinued operations	308	–	70	–	–
Premium on repurchase of Euroconvertible bond	(92)	–	–	–	–
Reclassification and subsequent changes in SRC	(195)	260	1,576	–	–
Variation from longer term investment return	10	8	–	–	–
Profit on Ordinary Activities Before Tax	407	610	1,937	271	169
Tax	0	(118)	(136)	(76)	(58)
Dividends	(185)	(160)	(139)	(120)	(106)
Retained Profit	222	332	1,662	75	5

New Business

	1998	1997	1996	1995	1994
Life and pensions – Annual	255	237	212	186	200
Life and pensions – Single	1,546	1,354	1,439	752	922
Investment business	12,182	6,964	4,633	2,496	2,114

Gross Premium Income

	1998	1997	1996	1995	1994
Life and pensions	3,018	2,867	2,830	2,053	2,211
General insurance	209	214	274	374	414

Consolidated Balance Sheet

	1998	1997	1996	1995	1994
Investments	76,779	57,412	44,255	36,446	29,623
Other assets	1,809	1,653	1,626	1,607	1,712
Total Assets	78,588	59,065	45,881	38,053	31,335
Share capital/premium	253	213	177	166	157
Profit and loss account	2,447	2,225	1,897	260	175
Shareholders' funds	2,700	2,438	2,074	426	332
Subordinated loan	4	91	118	117	117
Technical provisions and FFA	73,156	54,806	42,287	36,183	29,813
Amount owed to credit institutions	456	619	636	532	444
Creditors and other provisions	2,272	1,111	766	795	629
Total Liabilities	78,588	59,065	45,881	38,053	31,335

Share Statistics

	p	p	p	p	p
Earnings per share – operating profit after tax (Note 1)	21.03	18.61	16.57	14.68	9.07
Dividends per share	14.48	12.70	11.13	9.76	8.68
Market price at 31 December	781	532	372	268	173

Note 1
Earnings per share (EPS) for 1998 and 1997 exclude earnings from Australian operations. EPS figures prior to 1997 have not been restated for the sale of the Australian business or for FRS 14. The 1994 figure includes earnings from general insurance commercial lines business discontinued in 1996.

Shareholder Information

Shareholders at 31 December 1998

Categories of ordinary shareholders and ranges of shareholdings at 31 December 1998 are:

	Shareholders		Shares	
	Number	%	Number	%
Category of Shareholder				
Individuals	25,002	71.0	123,304,114	9.6
Insurance companies	252	0.7	31,753,480	2.5
Nominees	8,270	23.5	1,059,368,892	82.9
Investment and unit trusts and banks	910	2.6	10,152,687	0.8
Pension funds	26	0.1	24,053,614	1.9
Other corporate bodies	741	2.1	22,749,677	1.8
Local authorities and corporations	14	0.0	6,575,873	0.5
	35,215	100.0	1,277,958,337	100.0

	Shareholders		Shares	
	Number	%	Number	%
Range of Holdings				
1 – 20,000	32,911	93.4	107,052,370	8.4
20,001 – 100,000	1,474	4.2	60,034,370	4.7
100,001 – 500,000	515	1.5	112,842,263	8.8
500,001 and over	315	0.9	998,029,334	78.1
	35,215	100.0	1,277,958,337	100.0

Other shareholder information

Registrars: The Company's share register is administered by Exchange Registrars Ltd, 18 Park Place, Cardiff, CF1 3PD (Tel: 01222 220002). All shareholder enquiries should be addressed to Exchange Registrars Ltd.

Dividend: The record date for the proposed final dividend for 1998, payable on 4 May 1999, is 16 April 1999 and the shares will trade ex-dividend on the London Stock Exchange from 12 April 1999.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Exchange Registrars Ltd.

Personal Equity Plan (PEP): The Legal & General Single Company PEP is managed by Legal & General (Portfolio Management Services) Ltd, a wholly owned subsidiary of the Company. The PEP provides a method by which persons, aged 18 years or more and resident in the UK for tax purposes, can hold shares in the Company.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares, after adjusting for the 1986 capitalisation issue and the 1996 sub-division, was 31.984p.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

Financial Calendar

12 April 1999

Ex-dividend date

o

20 April 1999

Annual General

Meeting

o

4 May 1999

Payment

of Final Dividend

for 1998

(to members

registered on

16 April 1999)

o

22 July 1999

Publication

of Half Year Results

for 1999

and Declaration

of Interim Dividend

o

6 September 1999

Ex-dividend date

o

1 October 1999

Payment

of Interim Dividend

for 1999

(to members

registered on

10 September 1999)

SEAQ page 45351
Topic page 263

Legal & General Group Plc
Temple Court, 11 Queen Victoria Street
London EC4N 4TP
Telephone 0171 528 6200
Telex 892971
Fax 0171 528 6222

Group subsidiaries are fully authorised as appropriate under the Financial Services Act in respect of their activities in the United Kingdom.

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